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04030779

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evergreen Marine Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4420 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dw

DAT : 6/18/04

82-44820

EVERGREEN MARINE CORPORATION
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT AUDITORS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002

ARLS
12-31-03

30

DIWAN, ERNST & YOUNG
致遠會計師事務所

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

DIWAN, ERNST & YOUNG
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under the equity method, is based solely on the reports of other auditors. Those statements reflect long-term investments of 37,210,419 New Taiwan thousand dollars and 27,964,146 New Taiwan thousand dollars, constituting 47.85% and 39.39% of the total assets as of December 31, 2003 and 2002, respectively, and reflect investment income of 6,153,187 New Taiwan thousand dollars and 1,332,856 New Taiwan thousand dollars, constituting 155.17% and 101.20% of the pre-tax net income for the years ended December 31, 2003 and 2002, respectively.

We conducted our audits in accordance with the "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with "Guidelines for Preparation of Financial Reports by Securities Issuers " and accounting principles generally accepted in the Republic of China on Taiwan.

We have also audited the consolidated financial statements of Evergreen Marine Corporation as of and for the years ended December 31, 2003 and 2002, on which we have issued an unqualified opinion with explanatory paragraph thereon.

Diwan, Ernst & Young

March 26, 2004
Taipei, Taiwan
The Republic of China on Taiwan

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

BALANCE SHEETS

December 31, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars)

ASSETS	December 31, 2003	December 31, 2002
CURRENT ASSETS		
Cash and cash equivalents (Notes B & D1)	$2,623,647	$2,760,168
Short-term investments, net (Notes B, D2 & F)	5,410,576	2,127,323
Notes receivable (Note B)	61	32
Accounts receivable, net (Notes B & D3)	2,761,970	3,839,062
Accounts receivable - related parties (Notes B & D3 & E)	177,770	1,059
Other receivables (Notes B & D4)	1,037,190	897,639
Other receivables - related parties (Notes B, D4 & E)	203,652	2,301,519
Inventories (Notes B & D5)	436,202	419,355
Prepayments	167,611	366,321
Deferred income tax assets (Notes B & D21)	19,247	207,496
Restricted assets - current (Note F)	134,352	140,159
Other current assets (Note D6)	5,016,953	6,326,005
Total current assets	17,989,231	19,386,138
LONG-TERM INVESTMENTS (Notes B, D7, E & F)		
Long-term equity investments		
Under the equity method	44,691,290	35,299,788
Under the cost method	3,038,625	2,996,920
Long-term bond investments	500,000	-
Other long-term investments	312	312
Total long-term investments	48,230,227	38,297,020
PROPERTY, PLANT AND EQUIPMENT (Notes B, D8, E & F)		
Land	1,998,859	1,998,859
Buildings	1,355,934	1,355,934
Loading/discharging equipment	3,075,472	3,056,469
Computer equipment	177,432	184,890
Transportation equipment	17,351,882	15,987,165
Ships and equipment	9,877,935	14,963,293
Dock facilities	910,312	1,089,929
Office equipment	178,515	218,277
Costs and revaluation increments	34,926,341	38,854,816
Less: Accumulated depreciation	(24,174,437)	(26,058,604)
Prepayments for equipment	381	8,033
Total property, plant and equipment, net	10,752,285	12,804,245
INTANGIBLE ASSETS		
Deferred pension costs (Notes B & D15)	140,536	160,613
OTHER ASSETS		
Refundable deposits	43,320	40,105
Deferred charges (Note B)	254,042	274,133
Restricted assets - non-current (Note F)	349,666	33,696
Total other assets	647,028	347,934
TOTAL ASSETS	$77,759,307	$70,995,950

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2003	December 31, 2002
CURRENT LIABILITIES		
Short-term loans (Note D9)	$4,065,514	$1,767,000
Short-term bills payable (Note D10)	1,569,555	2,049,711
Notes payable	19,903	30,377
Notes payable - related parties (Note E)	5,270	-
Accounts payable	1,452,646	1,765,214
Accounts payable - related parties (Note E)	419,239	554,923
Income tax payable (Notes B & D21)	56,233	34,218
Accrued expenses (Notes B & D11)	2,750,382	3,386,021
Other payables - related parties (Note E)	10,194	2,483
Other payables	113,517	121,687
Long-term liabilities due within one year (Note D12)	5,200,855	7,226,740
Other current liabilities	3,342,931	1,048,318
Total current liabilities	19,006,239	17,986,692
LONG-TERM LIABILITIES		
Corporate bonds payable (Note D13)	7,000,000	8,000,000
Long-term loans (Note D14)	10,613,204	6,879,608
Total long-term liabilities	17,613,204	14,879,608
OTHER LIABILITIES		
Accrued pension liability (Notes B & D15)	170,644	97,845
Guarantee deposits received	85	61
Deferred income tax liabilities (Notes B & D21)	357,763	265,494
Deferred credits	324,289	324,289
Total other liabilities	852,781	687,689
TOTAL LIABILITIES	37,472,224	33,553,989
CAPITAL STOCK (Note D16)		
Common stock	21,468,777	21,047,821
Total capital stock	21,468,777	21,047,821
CAPITAL SURPLUS (Note D17)		
Donated capital	371	371
Long-term investments	1,570,395	1,817,625
Others	6,713	6,713
Total capital surplus	1,577,479	1,824,709
RETAINED EARNINGS (Note D18)		
Legal reserve	3,651,650	3,532,168
Special reserve	957,344	2,427,477
Unappropriated retained earnings	9,606,098	5,532,584
Total retained earnings	14,215,092	11,492,229
EQUITY ADJUSTMENTS		
Unrealized loss on decline in market value of long-term equity investments	(11,948)	(35,671)
Cumulative translation adjustments (Note B)	3,150,328	3,150,628
Net loss not recognized as pension costs (Note B)	(156,126)	(63,698)
Deferred debits	43,481	25,943
Total equity adjustments	3,025,735	3,077,202
TOTAL STOCKHOLDERS' EQUITY	40,287,083	37,441,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$77,759,307	$70,995,950

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 26, 2004.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF INCOME

For the Years Ended December 31, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars, Except Earnings per Share)

	2003	2002
OPERATING REVENUES (Notes B & D19 & E)	$35,207,238	$21,649,409
OPERATING COSTS (Notes D20 & E)	(34,166,864)	(18,588,375)
GROSS PROFIT	1,040,374	3,061,034
OPERATING EXPENSES (Notes D20 & E)	(2,719,027)	(3,027,281)
General and administrative expenses	(2,719,027)	(3,027,281)
OPERATING PROFIT (LOSS)	(1,678,653)	33,753
NON-OPERATING INCOME		
Interest income (Note E)	82,329	69,890
Investment income accounted for under the equity method (Note G)	6,366,318	1,433,379
Dividend income	60,353	29,513
Gain on disposal of property, plant and equipment (Notes B & E)	949	859,063
Gain on disposal of investments (Note E)	61,963	-
Foreign exchange gain	-	63,555
Rent income (Note E)	48,314	42,672
Gain on market price recovery of short-term investments (Note B)	37,514	-
Others	180,134	69,835
Total non-operating income	6,837,874	2,567,907
NON-OPERATING EXPENSES		
Interest expense	(953,877)	(1,073,233)
Investment loss	(8,800)	(33,185)
Loss on disposal of property, plant and equipment (Notes B & E)	(10,073)	(4,076)
Loss on disposal of investments	-	(37,465)
Foreign exchange loss (Note B)	(132,827)	-
Financial expenses	(72,064)	(47,861)
Others	(16,051)	(88,762)
Total non-operating expenses	(1,193,692)	(1,284,582)
INCOME BEFORE INCOME TAX	3,965,529	1,317,078
INCOME TAX EXPENSE (Notes B & D21)	(360,753)	(233,846)
NET INCOME	$3,604,776	$1,083,232
BASIC EARNINGS PER SHARE (AFTER RETROACTIVE ADJUSTMENTS) (in dollars) (Notes B & D22)		
Income before income tax	$1.85	$0.61
Net income	$1.68	$0.50

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 26, 2004.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars)

	Common Stock	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Special Reserve	Retained Earnings: Unappropriated Retained Earnings	Unrealized Loss on Decline in Market Value of Long-Term Equity	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Costs	Deferred Credits (Debits)	Total
Balance, January 1, 2002	$20,434,778	$1,442,834	$3,361,464	$2,427,477	$5,761,839	$(67,576)	$3,301,569	$(4,487)	$(141,533)	$36,516,365
Appropriation of 2001 earnings										
Legal reserve			170,704		(170,704)					-
Stock dividends	613,043				(613,043)					-
Cash dividends					(613,043)					(613,043)
Bonuses for employees					(40,000)					(40,000)
Reclassification of captial surplus from gain on disposal of property, plant and equipment in prior years to retained earnings		(12,719)			12,719					-
Adjustments arising from long-term equity investments accounted for under equity method										
Adjustments on captial surplus due to changes in percentage of shareholding		(42,092)								(42,092)
Captial surplus from investees' donated captial		28								28
Reclassification of captial surplus from gain on disposal of property, plant and equipment in prior years to retained earnings		(111,584)			111,584					-
Adjustments on captial surplus due to investees' asset revaluation increments		548,242								548,242
Unrealized loss on decline in market value of long-term equity investments						31,905				31,905
Cumulative translation adjustments							(150,941)			(150,941)
Net loss not recognized as pension costs								(19,803)		(19,803)
Adjustments on deferred credits									167,476	167,476
Net loss not recognized as pension costs								(39,408)		(39,408)
Net income for 2002					1,083,232					1,083,232
Balance, December 31, 2002	21,047,821	1,824,709	3,532,168	2,427,477	5,532,584	(35,671)	3,150,628	(63,698)	25,943	37,441,961
Appropriation of 2002 earnings										
Legal reserve			119,482		(119,482)					-
Stock dividends	420,956				(420,956)					-
Cash dividends					(420,957)					(420,957)
Bonuses for employees					(40,000)					(40,000)
Reclassification of special reserve to retained earnings				(1,470,133)	1,470,133					-
Adjustments arising from long-term equity investments accounted for under equity method										-
Adjustments on captial surplus due to changes in percentage of shareholding		(245,840)								(245,840)
Recognition of changes in investees' captial surplus based on percentage of shareholding		(1,390)								(1,390)
Unrealized loss on decline in market value of long-term equity investments						23,723				23,723
Cumulative translation adjustments							(300)			(300)
Adjustments on deferred credits									17,538	17,538
Net loss not recognized as pension costs								(7,990)		(7,990)
Net loss not recognized as pension costs								(84,438)		(84,438)
Net income for 2003					3,604,776					3,604,776
Balance, December 31, 2003	$21,468,777	$1,577,479	$3,651,650	$957,344	$9,606,098	$(11,948)	$3,150,328	$(156,126)	$43,481	$40,287,083

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 26, 2004.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003 and 2002

(Expressed in New Taiwan Thousand Dollars)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$3,604,776	$1,083,232
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,905,817	2,522,053
Amortization	54,084	50,773
Reclassification of depreciation of dock facilities to operation costs and others	182,889	177,815
Reclassification of amortization of deferred charges to others	63,010	44,639
Net loss (gain) on disposal of property, plant and equipment	9,124	(854,987)
Excess of investment income accounted for under the equity method over cash dividends	(6,035,695)	(1,294,363)
Net loss on disposal of investments	(61,963)	37,465
Loss on decline in (recovery of) market value of short-term investments	(37,514)	33,185
Realized loss on decline in market value of short-term investments	8,800	-
Increase in short-term investments held for trading purposes	(3,262,216)	(171,174)
Decrease (increase) in notes and accounts receivable	900,352	(1,960,372)
Decrease (increase) in other receivables	1,958,316	(1,577,501)
Increase in inventories	(16,847)	(235,719)
Decrease (increase) in prepayments	198,710	(180,316)
Net decrease (increase) in agent accounts	3,900,127	(1,236,334)
Decrease (increase) in agency reciprocal accounts	1,070	(14,441)
Decrease in restricted assets	5,807	41,691
Decrease (increase) in other current assets	(286)	38,477
Decrease (increase) in refundable deposits	(3,215)	8,960
Increase (decrease) in notes and accounts payable	(453,456)	1,306,520
Increase (decrease) in income tax payable	22,015	(45,234)
Increase (decrease) in accrued expenses	(635,639)	1,419,982
Decrease in other payables	(459)	(234,479)
Increase in other current liabilities	29	-
Increase (decrease) in accrued pension liability	8,437	(2,495)
Increase in guarantee deposits received	24	-
Net change in deferred income tax assets/liabilities	280,518	197,041
Net cash provided by (used in) operating activities	2,596,615	(845,582)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquistion of long-term investments	(4,125,377)	(4,062,469)
Proceeds from disposal of long-term investments	83,245	-
Acquistion of property, plant and equipment	(1,470,082)	(2,361,668)
Proceeds from disposal of property, plant and equipment	1,138,097	1,434,549
Increase in deferred charges	(108,161)	(111,005)
Net cash used in investing activities	(4,482,278)	(5,100,593)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in short-term loans	2,298,514	416,000
Increase (decrease) in short-term bills payable	(480,156)	1,290,314
Increase (decrease) in corporate bonds payable	(1,720,000)	1,550,000
Increase in long-term bank loans	2,427,711	2,678,038
Decrease (increase) in restricted assets	(315,970)	26,197
Bonuses for employees	(40,000)	(40,000)
Distribution of cash dividends	(420,957)	(613,043)
Net cash provided by financing activities	1,749,142	5,307,506
NET DECREASE IN CASH AND CASH EQUIVALENTS	(136,521)	(638,669)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,760,168	3,398,837
CASH AND CASH EQUIVALENTS, END OF YEAR	$2,623,647	$2,760,168
SUPPLEMENTAL INFORMATION:		
Interests paid	$1,008,471	$1,061,090
Less: Capitalized interest	-	-
Interest paid, excluding paid captialized interest	$1,008,471	$1,061,090
Income tax	$2,195	$75,572
FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS:		
Long-term liabilities due within one year	$5,200,855	$7,226,740
Distribution of stock dividends	$420,956	$613,043

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated March 26, 2004.)

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
December 31, 2003 and 2002
(Amounts are expressed in New Taiwan thousand dollars unless otherwise stated.)

A. ORGANIEATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) to be a public company on November 2, 1982, and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,450 and 1,324 employees as of December 31, 2003 and 2002, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

Current assets consist of cash and cash equivalents, short-term investments and other assets which are expected to be converted into cash, sold, or consumed within one year from the balance sheet date. Current liabilities consist payables, loans and other liabilities which, in the normal course of business, are to be paid back by current assets or other current liabilities within one year from the balance sheet date.

2. Cash and cash equivalents

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

3. Short-term investments

Short-term investments are initially stated at cost determined by the moving weighted-average method and restated at the lower of cost or market value at year-end. The market value of listed equity securities is determined by the average closing price in the last month of the financial year. The market values of foreign stocks and domestic open-end mutual funds are determined by their closing prices and net worth per unit at the balance sheet date, respectively. The loss on the decline in market value or gain on the market price recovery is recorded as current non-operating loss or income. Stock dividends received are accounted for as an increase in the number of shares held rather than investment income, and the average cost per share is recomputed accordingly on a weighted-average basis.

4. Allowance for doubtful accounts

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

5. Inventories

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the financial year.

6. Long-term equity investments

(1) Long-term equity investments are stated at historical cost and revalued at the end of the financial year. For the investee companies in which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied if the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are unlisted companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is written down and an investment loss is recognized accordingly.

(2) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Any unrealized loss arising from the transactions between the Company and the invetees is eliminated.

(3) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards No.14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(4) For the investee companies of which the Company holds more than 50% of the voting shares, the equity method is applied and the accounts of those investess are required to be consolidated into those of the Company. However, consolidation is not required when the investee's individual total assets or total operating revenues are less than 10% of the Company's respective unconsolidated amounts. Where the combined total assets or total operating revenues of all the investees not meeting the above consolidation requirement exceed 30% of the Company's respective unconsolidated amounts, consolidation is also mandatory for the investees whose individual total assets or total operating revenues exceed 3% of the Company's respective unconsolidated amounts unless the percentage falls below 20% in the future.

7. Property, plant and equipment

   (1) Property, plant and equipment are stated at cost. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

   (2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Authority plus one year for residual value.

   (3) For ships and equipment that are still in use after expiration of their useful life, provision for depreciation is made based on the original method after reassessing the useful life and the residual value. For other assets that are still in use after expiration of their useful life, provision for depreciation is made based on the original method until the residual value falls below $3,000.

8. Deferred charges

   Deferred charges refer to the expenses incurred on the use of container yards, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over 7 years for the use of container yards and the issuing period for corporate bond issuance with the rest being amortized over 2~3 years.

9. Estimation of accrued expenses at the end of the financial year

   (1) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated as per past records and year-end sailing schedules.

   (2) Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

10. Pension plans

   (1) The pension plans apply to all permanent employees. For the first fifteen years of service, two points are rewarded for each year. For service period exceeding 15 years, one point is rewarded for each additional year with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme was revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to affiliated companies to apply for pensions as retired employees.

   (2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the National Tax Administration (NTA) of Taipei on May 31, 2002, the Company had revised the appropriation rate for pension reserve from 10.76% of the total monthly salary to 8.25% since March 2002. In addition, pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92)

Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the NTA of Taipei on May 13, 2003, the Company revised the appropriation rate for pension reserve from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) In accordance with the Statement of Financial Accounting Standards No.18, "Accounting for Pensions", pension costs have been recognized based on the actuarial report since 1995.

11. Revenue recognition

Recognition of revenues is accounted for in accordance with the Statement of Financial Accounting Standards No.32, "Accounting for Revenue Recognition".

12. Income tax

(1) Income tax is estimated based on the taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.
(2) Inter-period and intra-period income taxes are allocated in accordance with the Statement of Financial Accounting Standards No.22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the Statement of Financial Accounting Standards No.12, "Accounting for Income Tax Credits". Tax credits are recognized in the year when the related expenditures are incurred.

13. Basic earnings per share

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of outstanding shares of common stock during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there are any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest.

14. Foreign currency transactions

Transactions are recorded in New Taiwan dollars. Transactions denominated in foreign currencies are converted into New Taiwan dollars at the exchange rate prevailing on the transaction date. Foreign currency denominated assets and liabilities are assessed at the balance sheet date based on the spot rate on that date. Unrealized gains / loss on foreign currency exchange are recorded as current gains/loss or as adjustment items under stockholders' equity in accordance with the Statement of Financial Accounting Standards No.14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements".

15. Derivative financial instruments

(1) For foreign exchange forward contracts which hedge the exchange rate risk arising from foreign currency denominated receivables and payables, the difference between the spot rate and the contract rate is recorded as current exchange gain / loss. For those used for hedging exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

(2) For interest rate swap contracts entered into for hedging against fluctuations in interest rates, the resulting difference is credited or charged to the current interest expense.

(3) The difference resulting from the oil swap contracts used for hedging against fluctuations in oil prices is credited or charged to the current fuel expense.

C. CHANGES IN ACCOUNTING PRINCIPLES

None.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	Dec. 31, 2003	Dec. 31, 2002
Cash	$31,688	$22,372
Demand deposits	111,375	259,793
Checking account deposits	155,970	119,948
Foreign currency deposits	518,755	333,965
Time deposits (New Taiwan dollars)	3,050	5,301
Time deposits (foreign currencies)	1,757,231	1,959,564
Cash equivalents	25,717	26,896
Add: Unrealized gain on foreign currency exchange	19,861	32,329
Total	$2,623,647	$2,760,168

2. Short-term investments

	Dec. 31, 2003	Dec. 31, 2002
Equity securities	$175,596	$122,695
Notes and bills	17,415	17,415
Mutual funds	5,138,324	1,941,558
Government bonds	61,416	81,888
Corporate bonds	13,948	26,360
Others	28,956	-
Subtotal	5,435,655	2,189,916
Less: Allowance for loss on decline in market value	(25,079)	(62,593)
Short-term investments, net	$5,410,576	$2,127,323

Certain short-term investments have been pledged as collaterals for issuance of commercial papers. Please refer Note F for details.

3. Accounts receivable

	Dec. 31, 2003	Dec. 31,2002
Non-related parties	$2,765,747	$3,840,122
Add: Unrealized gain (loss) on foreign currency exchange	(2,200)	351
Allowance for doubtful accounts	(1,577)	(1,411)
Subtotal	2,761,970	3,839,062
Related parties	177,770	1,059
Accounts receivable, net	$2,939,740	$3,840,121

4. Other receivables

	Dec. 31, 2003	Dec. 31,2002
Non-related parties		
Accrued income	$6,117	$1,146
Tax refund receivable	51,829	61,835
Others	979,244	834,658
Subtotal	1,037,190	897,639
Related parties		
Agency accounts receivable	782	7,976
Accrued income	20,368	2,250
Others	182,502	2,291,293
Subtotal	203,652	2,301,519
Total	$1,240,842	$3,199,158

Please refer to Note E3 for details of the Company's financing activities with related parties.

5. Inventories

	Dec. 31, 2003	Dec. 31, 2002
Fuel inventories	$436,202	$419,355

6. Other current assets

	Dec. 31, 2003	Dec. 31, 2002
Agency accounts	$4,941,576	$6,249,844
Agency reciprocal accounts	24,018	25,088
Temporary debits	51,359	51,073
Total	$5,016,953	$6,326,005

(1) Agency accounts

The Company has signed contracts with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S. A., Greencompass Marine S.A., Lloyd Triestino Di Navigazione S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

7. Long-term investments

	Dec. 31, 2003	Dec. 31, 2002
Long-term equity investments	$47,729,915	$38,296,708
Long-term bond investments	500,000	-
Other long-term investments	312	312
Total	$48,230,227	$38,297,020

(1) Long-term equity investments

	Dec. 31, 2003		Dec. 31, 2002	
	Amount	Ownership (%)	Amount	Ownership (%)
Equity method:				
Peony Investment S. A.	$28,311,697	100.00	$18,887,373	100.00
Taiwan Terminal Services Co., Ltd.	74,997	55.00	92,466	55.00
Charng Yang Development Co., Ltd.	345,674	40.00	342,632	40.00
Evergreen International Storage & Transport Corp.	7,250,154	39.74	7,237,101	39.74
Evergreen Security Corp.	30,746	31.25	25,659	31.25
EVA Airways Corporation	8,522,302	22.30	8,708,482	24.85
Taipei Port Container Terminal Corporation	155,720	20.00	-	20.00
Ever Reward Logistics Corporation	-	-	6,075	20.00
Subtotal	44,691,290		35,299,788	

Cost method:				
Dongbu Pusan Container Terminal Co., Ltd.	40,041	15.00	40,041	15.00
Power World Fund Inc.	50,000	5.68	50,000	5.68
Fubon Securities Finance Co., Ltd.	299,725	4.93	299,725	4.93
Taiwan HSR Consortium	1,250,000	2.53	1,250,000	2.53
Linden Technologies Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Co., Ltd.	1,000,000	1.08	1,000,000	1.08
Well Long Information Co., Ltd.	1,300	0.14	1,300	0.14
Subtotal	2,656,438		2,656,438	
Lower of cost or market value method:				
Central Reinsurance Corp.	374,844	8.98	325,782	9.29
Fubon Financial Holding Co., Ltd.	7,343	0.03	14,700	0.07
Less: Allowance for loss on decline in market value	-	-	-	-
Subtotal	382,187		340,482	
Total	$47,729,915		$38,296,708	

(a) The investment income of $6,366,318 thousand and $1,433,379 thousand recognized for the above investees accounted for under the equity method for the years ended December 31, 2003 and 2002, respectively, was based on their audited financial statements for the corresponding periods.

(b) The Company and the other nine companies, including Evergreen International Storage and Transport Corporation (EITC), formed a consortium to apply for participation in the construction and operation of the container terminal in Taipei Port. The consortium has been appointed by Keelung Harbor Bureau of the Ministry of Transportation and Communication as the "most favorable applicant" and has set up a company, namely Taipei Port Container Terminal Corporation, in accordance with the application rules. On July 10, 2003, the Company's Board of Directors resolved to recognize its investment of $160,000 thousand in Taipei Port Container Terminal Corporation, representing 16,000 thousand shares or 20% equity interest. The investment is accounted for by the equity method.

(c) On August 1, 2003, the Company's Board of Directors resolved to subscribe 4,460 thousand shares issued by Central Reinsurance Corporation due to cash injection, totaling $49,062 thousand, at $11 per share. The investment represents 8.98% equity interest in Central Reinsurance Corporation and is accounted for by the lower of cost or market method.

(d) On September 25, 2003, the Company's Board of Directors resolved to inject additional cash of US$100 million in Peony Investment S. A. The cash injection was approved by the Investment Commission of the Ministry of Economic Affairs on December 8, 2003 as per the Letter (92) Jing-Shin-2-Tze No.092034120. As of December 31, 2003, the Company's investment in Peony amounted to US$476,500 thousand.

(e) The Company sold out all its shares of Ever Reward Logistics Corporation to EITC in February, 2003. Please refer to Note E2.

(f) Evergreen Container Terminal Corporation (EGCT) and Uniglory Marine Corporation (UGMC), the investees accounted for under the equity method, were merged with Evergreen International Storage and Transport Corporation (EITC) in March and November, 2002, respectively, with EITC being the surviving entity. The Company's investment cost on EITC was based on the book values of the two dissolved companies on the effective merger dates. The Company's equity stake in EITC after the above two mergers increases to 39.74%, which is still accounted for by the equity method.

(g) 300,000 shares of Dongbu Pusan Container Terminal Co., Ltd. (DPCT), an investee accounted for under the cost method, were pledged by the Company as collaterals for DPCT's borrowings. Please refer to Note F for details.

(h) Accounts of Peony Investment S. A. have been included in the consolidated financial statements of the Company. As the individual total assets and operating revenues of the other subsidiaries did not exceed 10% of the Company's respective unconsolidated amounts, they were not included in the Company's consolidated financial statements.

(2) Long-term bond investments

Item	Period	Coupon Rate	Dec. 31, 2003	Dec. 31, 2002
Convertible bonds – EVA Airways	Jun. 6, 2003~ Jun. 5, 2008	0%	$500,000	$-

On June 5, 2003, the Company's Board of Directors resolved to purchase the domestic unsecured convertible bonds issued by EVA Airways, totaling $500 million (face value). The convertible bonds were listed on the OTC market on June 10, 2003. As the investments in the above convertible bonds are held for long-term purposes, they are recorded under long-term bond investments and are accounted for by the lower of cost or market value method. Please refer to Note E2 for details.

(3) Other long-term investments

The other long-term investments refer to the membership fee and service charges paid to Marshal Golf Country Club and are accounted for by the cost method.

8. Property, plant and equipment

	Dec. 31, 2003		
	Cost	Accumulated depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,355,934	297,297	1,058,637
Loading / discharging equipment	3,075,472	1,870,797	1,204,675
Computer equipment	177,432	99,966	77,466
Transportation equipment	17,351,882	12,764,446	4,587,436
Ships and equipment	9,877,935	9,002,473	875,462
Dock facilities	910,312	-	910,312
Office equipment	178,515	139,458	39,057
Subtotal	34,926,341	24,174,437	10,751,904
Prepayments for equipment	381	-	381
Total	$34,926,722	$24,174,437	$10,752,285

	Dec. 31, 2002		
	Cost	Accumulated depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,355,934	270,138	1,085,796
Loading / discharging equipment	3,056,469	1,489,651	1,566,818
Computer equipment	184,890	122,975	61,915
Transportation equipment	15,987,165	11,605,090	4,382,075
Ships and equipment	14,963,293	12,402,745	2,560,548
Dock facilities	1,089,929	-	1,089,929
Office equipment	218,277	168,005	50,272
Subtotal	38,854,816	26,058,604	12,796,212
Prepayments for equipment	8,033	-	8,033
Total	$38,862,849	$26,058,604	$12,804,245

(1) Please refer to Note E2 for details of the asset transactions with related parties. Please refer to Note F for details of the assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the lending banks. The total insured amount as of December. 31, 2003 and 2002 was US$80 million and US$195 million, respectively. In addition, the ships were also covered under the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to US$1 billion as of December 31, 2003 and 2002.

(3) The Company's loading / discharging equipment has been covered with the general insurance for construction machinery with an insured amount of $1,142,303 thousand and $1,364,776 thousand as of December 31, 2003 and 2002, respectively. The fire insurance coverage for office equipment was $1,088,644 thousand and $1,536,958 thousand as of December 31, 2003 and 2002, respectively. Container facilities were insured with full coverage for US$416,144 thousand and US$376,884 thousand as of December 31, 2003 and 2002, respectively.

(4) The Company signed a construction contract with Kaohsiung Harbor Bureau to complete the extension project of Pier No.116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was completed on January 1, 1992 and was booked as dock facilities which are depreciated on a straight-line basis over 16 years with charges to loading / discharging expenses.

(5) The Company signed a construction contract with Kaohsiung Harbor Bureau to complete the extension project of Pier No.79~81 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was completed in the beginning of 2000 and was booked as dock facilities which are depreciated on a straight-line basis over 10 years with charges to loading / discharging expenses.

9. Short-term loans

Item	Dec. 31, 2003 Interest rate(%)	Dec. 31, 2003 Amount	Dec. 31, 2002 Interest rate(%)	Dec. 31, 2002 Amount
New Taiwan dollars	1.20~1.39	$3,370,000	1.69~1.90	$1,350,000
Foreign currencies	1.76~1.96	697,740	1.88~2.14	411,280
Add: Unrealized (gain) loss on foreign currency exchange		(2,226)		5,720
Total		$4,065,514		$1,767,000

None of the above short-term loans was secured with collaterals.

10. Short-term bills payable

Dec. 31, 2003:

Guarantors	Period	Amount
Commercial papers payable:		
E. Sun Bills Finance Corp.	Dec. 19, 2003~ Jan. 08, 2004	$140,000
Fubon Bills Finance Corp.	Dec. 24, 2003~ Jan. 08, 2004	160,000
International Bills Finance Corp.	Dec. 23, 2003~ Jan. 08, 2004	490,000
Chung Hsing Bills Finance Corp.	Dec. 31, 2003~ Jan. 29, 2004	200,000
Taiwan Bills Finance Corp.	Dec. 19, 2003~ Jan. 08, 2004	200,000
Dah Chung Bills Finance Corp.	Dec. 19, 2003~ Jan. 08, 2004	200,000
China Bills Finance Corp.	Dec. 29, 2003~ Jan. 16, 2004	180,000
Total		1,570,000
Less: Unamortized discounts on commercial papers		(445)
Net		$1,569,555

Dec. 31, 2002:

Guarantors	Period	Amount
Commercial papers payable:		
E. Sun Bills Finance Corp.	Dec. 30, 2002~ Jan. 09, 2003	$100,000
E. Sun Bills Finance Corp.	Dec. 31, 2002~ Jan. 09, 2003	40,000
Fubon Bills Finance Corp.	Dec. 30, 2002~ Jan. 09, 2003	160,000
International Bills Finance Corp.	Dec. 26, 2002~ Jan. 02, 2003	600,000
Chung Hsing Bills Finance Corp.	Dec. 26, 2002~ Jan. 02, 2003	200,000
Chung Hsing Bills Finance Corp.	Dec. 27, 2002~ Jan. 03, 2003	250,000
Chung Hsing Bills Finance Corp.	Dec. 31, 2002~ Jan. 09, 2003	300,000
Taiwan Bills Finance Corp.	Dec. 27, 2002~ Jan. 03, 2003	200,000
Dah Chung Bills Finance Corp.	Dec. 31, 2002~ Jan. 07, 2003	200,000
Total		2,050,000
Less: Unamortized discounts on commercial papers		(289)
Net		$2,049,711

(1) Certain commercial papers have been secured with the marketable securities pledged by the Company. Please refer to Note F for details.

(2) The interest rate range on the above commercial papers was 1.20%~1.25% and 1.25%~1.45% for 2003 and 2002, respectively.

11. Accrued expenses

	Dec. 31, 2003	Dec. 31, 2002
Accrued expenses	$253,679	$302,693
Estimated accrued expenses	2,498,088	3,075,337
Add: Unrealized (gain) loss on foreign currency exchange	(1,385)	7,991
Total	$2,750,382	$3,386,021

The estimated accrued expenses refer to the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2002 were $3,075,337 thousand, which was over-estimated by $14,095 thousand, compared to the actual expenses incurred for 2003. The difference was recorded as a deduction from the operating costs for 2003. The estimated accrued expenses as of December 31, 2001 were $1,508,359 thousand which was $1,819 thousand short, compared to the actual expenses incurred for 2002. The difference was recorded as an addition to the operating costs for 2002.

12. Long-term liabilities due within one year

	Dec. 31, 2003	Dec. 31, 2002
Corporate bonds payable	$2,500,000	$3,220,000
Long-term bank loans	2,700,855	1,514,687
Other long-term borrowings	-	2,492,053
Total	$5,200,855	$7,226,740

13. Corporate bonds payable

	Dec. 31, 2003	Dec. 31, 2002
Fourth unsecured corporate bonds	$-	1,300,000
Fourth secured corporate bonds	-	1,200,000
Fifth unsecured corporate bonds	-	720,000
Sixth secured corporate bonds	2,500,000	2,500,000
Seventh secured corporate bonds	1,500,000	1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	-
Subtotal	9,500,000	11,220,000
Less: Current portion	(2,500,000)	(3,220,000)
Net	$7,000,000	$8,000,000

Please refer to Tables 1 ~ 3 for details of the terms on the above corporate bonds.

14. Long-term loans

	Dec. 31, 2003	Dec. 31, 2002
Long-term bank loans	$10,613,204	$6,879,608
Other long-term borrowings	-	-
Total	$10,343,204	$6,879,608

(1) Long-term bank loans

Creditors	Type	Period	Dec. 31, 2003 Amount	Dec. 31, 2002 Amount
Bank of Taiwan	Secured	Dec. 29, 1999~Feb. 23, 2004	$56,250	$168,750
Bank of Taiwan	Secured	Oct. 20, 1998~Oct. 20, 2005	800,000	1,200,000
Bank of Taiwan	Secured	Jun. 28, 2000~Feb. 06, 2004	-	100,000
Bank of Taiwan	Secured	Jun. 24, 2002~Jun. 24, 2007	-	500,000
Bank of Taiwan	Secured	Dec. 17, 2002~Aug. 06, 2007	400,000	400,000
Bank of Taiwan	Secured	Mar. 07, 2003~Aug. 06, 2007	392,000	-
Bank of Taiwan	Unsecured	Jun. 17, 2002~ May. 27, 2007	875,000	1,000,000
Chiao Tung Bank	Secured	Apr. 21, 1998~ Apr. 21, 2005	85,350	142,250
Chiao Tung Bank	Secured	Jan. 31, 2000~ Jan. 31, 2007	254,520	327,240
Chiao Tung Bank	Secured	Jun. 26, 2001~ Mar. 01, 2008	327,240	400,000
The Bank of Tokyo-Mitsubishi	Secured	Sep. 01, 2000~Feb. 26, 2004	165,832	165,832
The Mizuho Corporate Bank	Secured	Sep. 30, 2002~Sep. 30, 2006	-	698,800
The Mizuho Corporate Bank	Secured	Nov. 29, 2002~Sep. 30, 2006	-	295,885
The Mizuho Corporate Bank	Secured	Mar. 31, 2003~Mar. 31, 2007	1,068,047	-
The Mizuho Corporate Bank	Secured	Oct. 01, 2003~Sep. 08, 2008	641,820	-
The Mizuho Corporate Bank	Secured	Nov. 14, 2003~Sep. 08, 2008	985,420	-
Taiwan Cooperative Bank	Secured	Jun. 24, 2003~Jun. 24, 2008	600,000	-
The Export-Import Bank of the Republic of China	Unsecured	Aug. 27, 2002~Jun. 27, 2007	320,000	400,000
Bank of Overseas Chinese	Unsecured	Nov. 28, 2002~Nov. 28, 2005	150,000	150,000
Bank of East Asia	Unsecured	Feb. 27, 2003~Feb. 27, 2006	250,000	-
Credit Lyonnais	Unsecured	Sep. 29, 2003~Sep. 29, 2008	500,000	-
Sunny Bank	Unsecured	Nov. 28, 2002~Nov. 28, 2005	190,000	190,000
Bank of Pan Shin	Unsecured	Sep. 03, 2002~Sep. 03, 2005	115,000	183,000
Bank of Pan Shin	Unsecured	Sep. 04, 2003~Jun. 16, 2006	200,000	-
Chang Hwa Bank	Unsecured	Dec. 16, 2002~Dec. 16, 2007	345,000	345,000

International Bank of Taiepi	Unsecured	Mar. 15, 2002~Mar. 15, 2006	125,000	175,000
Asia Trust	Unsecured	Dec. 30, 2003~Jul. 20, 2005	120,000	-
Land Bank of Taiwan	Unsecured	Dec. 19, 2002~Dec. 19, 2007	1,000,000	1,000,000
First Commercial Bank	Unsecured	Jun. 27, 2003~Jun. 27, 2008	2,500,000	-
Industrial Bank of Taiwan	Unsecured	Nov. 11, 2003~Nov. 11, 2007	300,000	-
Hua Nan Commercial Bank	Unsecured	Jul. 23, 2002~Jul. 23, 2007	500,000	500,000
Subtotal			13,266,479	8,341,757
Add: Unrealized loss on foreign currency exchange			47,580	52,538
Total			13,314,059	8,394,295
Less: Current portion			(2,700,855)	(1,514,687)
Net			$10,613,204	$6,879,608

(a) The interest rate range on the above long-term bank loans was 1.400%~4.515% and 2.449%~5.865% for 2003 and 2002, respectively.

(b) Please refer to Note F for details of the collaterals pledged for the above long-term loans.

(2) Other long-term borrowings

Guarantor	Dec. 31, 2003	Dec. 31, 2002
Note issuance facilities (NIF):		
Taishin International Bank	$-	$200,000
International Commercial Bank of China	-	450,000
Bank of Taiwan	-	350,000
Chang Hwa Commercial Bank	-	350,000
Taipei Bank	-	350,000
Hua Nan Commercial Bank	-	200,000
Bank of Overseas Chinese	-	200,000
Cathay United Bank	-	200,000
Industrial Bank of Taiwan	-	200,000
Subtotal	$-	$2,500,000
Less: Unamortized discounts on NIF	-	(7,947)
Subtotal	-	2,492,053
Less: Current portion	-	(2,492,053)
Net	$-	$-

The above note issuance facilities are the medium- and long-term credit lines granted by the financial institutions. The Company can issue notes and bills within the credit limits on a revolving basis. The interests range was 2.429%~3.005% during 2002.

15. Pension plans

(1) The pension costs comprise the following:

	2003	2002
Service cost	$75,337	$55,884
Interest cost	19,534	19,094
Projected return on pension assets	(12,008)	(13,648)
Deferred amortization		
Unrecognized net transition obligation	20,077	20,077
Amortization of unrecognized gain (loss) of pension assets	6,221	-
Net pension costs	$109,161	$81,407

(2) The Company's pension fund is deposited in an exclusive account with Central Trust of China. Reconciliation of the funded status with the carrying amount of accrued pension liability at year-end is as follows:

Benefit obligations	Dec. 31, 2003	Dec 31, 2002
Vested benefit obligation (VBO)	$(133,638)	$(71,173)
Non-vested benefit obligation	(412,999)	(326,876)
Accumulated benefit obligation (ABO)	(546,637)	(398,049)
Effects of future salary increments	(131,467)	(90,300)
Projected benefit obligation (PBO)	(678,104)	(488,349)
Fair value of the plan assets	375,993	300,204
Funded status	(302,111)	(188,145)
Unrecognized net transition obligation	140,536	160,613
Unrecognized gain (loss) of pension assets	255,313	129,708
Additional accrued pension liability	(264,382)	(200,021)
Accrued pension liability	$(170,644)	$(97,845)

(3) Actuarial assumptions

	Dec. 31, 2003	Dec 31, 2002
Discount rate	4.00%	5.00%
Increase in future salary level	2.00%	2.00%
Expected rate of return on plan assets	4.00%	5.00%

16. Capital stock

(1) As of December 31, 2002, the authorized capital of the Company was $21,180 million and the paid-in capital was $21,047,821 thousand, divided into 2,104,782 thousand shares of common stocks with a par value of $10 per share.

(2) On June 21, 2002, the stockholders passed a resolution to increase capital through capitalization of retained earnings and 61,304 thousand of new shares were issued accordingly, which totaled at $613,043 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $21,047,821 thousand. The above capital increase was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) on July 9, 2002 as per the Letter of (91) Tai-Tsai-Tseng No.0910137735 with the effective date of the capital increase set on August 6, 2002.

(3) On June 20, 2003, the stockholders passed a resolution to increase capital through capitalization of retained earnings and 42,096 thousand of new shares were issued accordingly, which totaled at $420,956 thousand with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $21,468,777 thousand. The above capital increase was approved by the SFC on July 14, 2003 as per the Letter of (92) Tai-Tsai-Tseng No.0920131469 with the effective date of the capital increase set on August 12, 2003.

(4) As of December 31, 2003, the authorized capital of the Company was $27,330 million and the paid-in capital was $21,468,777 thousand, divided into 2,146,878 thousand shares of common stocks with a par value of $10 per share.

17. Capital surplus

(1) Under the Company Law, capital surplus arising from share issue premium and donations can be capitalized when companies do not incur losses but the annual amount capitalized cannot exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, companies are not allowed to use the capital surplus to make up the losses, unless the legal reserve is insufficient to cover the loss.

(2) On June 21, 2002, the stockholders' meeting resolved to transfer the capital surplus of $12,719 thousand arising from gains on disposal of assets in and prior to 2000 to retained earnings.

18. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2003 and 2002 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses to employees should not be less than 1% and the remuneration to the directors and supervisors should not be more than 5% of the residual profit.

(2) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of the annual net income as legal reserve until the amount of such reserve equals to the Company's paid-up capital. The legal reserve can only be used to offset losses or increase capital, and cannot be distributed as dividends.

(3) Special reserve

If there are any negative stockholders' equity items recorded by the Company during the year, such as unrealized losses on declines in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside a special reserve from the current net income after tax with an amount equal to the total amount of the negative items. If the above negative items are reversed in the future, the reversed portion is allowed to be appropriated as earnings.

(4) As per the Letter of (82) Tai-Tsai-Tseng No.27614 issued by the Securities Exchange Commission (SEC), Ministry of Finance, the acquisition cost of the building on Ming-Shen East Road, Taipei, which was purchased on December 31, 1992 from the related party, Evergreen Investment Corporation (merged with Evergreen International Corporation on September 23, 1992), was overstated by $1,470,133 thousand, compared to the price assessed according to the "principle for valuation of assets acquired under unusual transactions" set by the SEC. The overstated amount was retained as special reserve in accordance with Section 1, Article 41 of the Securities and Exchange Law. The SFC has removed the restriction on the above-mentioned special reserve as per the Letter of (92) Tai-Tsai-Tseng No.0920147223 issued by the SFC on November 19, 2003.

(5) The Company is currently at the stable growth stage. To facilitate future expansion plans, dividends distributed to stockholders are in the form of both cash and stocks with the proportions set at 0~50% and 100~50%, respectively. To maintain the Company's earnings per share at a certain level and to consider the impact of stock dividends on the Company's financial performance, the proportions of cash and stock dividends would be adjusted to 100%~50% and 0~50%, respectively, if the estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to the prior year.

(6) Appropriation of 2002 and 2001 earnings as resolved by the stockholders on June 20, 2003 and June 21, 2002, respectively is set forth below.

	Appropriated Amount	
	2002	2001
Legal reserve	$119,482	$170,704
Cash bonus to employees	40,000	40,000
Cash dividends for common stock	420,957	613,043
Stock dividends for common stock	420,956	613,043
Cash dividends per share (in dollars)	$0.20	$0.30
Stock dividends per share (in dollars)	0.20	0.30
Estimated earnings per share after distribution of employees' bonus and remuneration to directors and supervisors (in dollars)	0.50	0.81

Basic earnings per share after distributing bonus to employees and remuneration to directors and supervisors is computed by the following formula.

$$\frac{\text{Net income for 2002 - Cash and stock bonus to employees – Rmuneration to the directors and supervisors}}{\text{Weighted-average number of shares outstanding during 2002 (without retroactive adjustments)}}$$

(7) As per the Letter of Tai-Tsai-Tseng (6) No.0920000457 issued by the SFC on January 30, 2003, information relating to the appropriation of the Company's 2003 earnings as proposed by the Board of Directors and resolved by the stockholders in 2004 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

19. Operating revenues

	2003	2002
Marine freight income	$32,924,812	$20,094,462
Ship rental income	1,872,954	1,285,206
Commission income	143,517	148,341
Agency service income	111,702	21,848
Others	154,253	99,552
Total	$35,207,238	$21,649,409

20. Expenses relating to employment, depreciation and amortization

Expenses relating to employment, depreciation and amortization for 2003 and 2002 disclosed by function are as follows:

	2003		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$539,730	$704,261	$1,243,991
Labor and health insurance	23,114	40,835	63,949
Pension	41,369	67,792	109,161
Others	37,681	65,551	103,232
Total	$641,894	$878,439	$1,520,333
Depreciation	$548,986	$1,356,831	$1,905,817
Amortization	$-	$54,084	$54,084

	2002		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$482,637	$673,858	$1,156,495
Labor and health insurance	19,706	49,762	69,468
Pension	31,674	49,733	81,407
Others	32,812	67,953	100,765
Total	$566,829	$841,306	$1,408,135
Depreciation	$798,179	$1,723,874	$2,522,053
Amortization	$-	$50,773	$50,773

21. Income tax

(1) The income tax comprises the following:

	2003	2002
Income tax expense – current period	$-	$-
Add:10% tax on unappropriated retained earnings	-	73,588
Less: Withholding tax	(2,195)	(2,576)
Investment tax credit	-	(36,794)
Tax (refund receivable) payable	(2,195)	34,218
Add: Withholding tax	2,195	2,576
Income tax assessed for tax-exempt ships in 1990	112,465	-
Adjustments for changes in tax estimates	(32,230)	11
Net change in deferred income tax assets/ liabilities	280,518	197,041
Income tax expense	$360,753	$233,846

(2) Deferred income tax assets and liabilities

	Dec. 31, 2003	Dec. 31, 2002
(a) Total deferred income tax liabilities	$(977,296)	$(595,045)
(b) Total deferred income tax assets	$782,027	$ 537,046
(c) Valuation allowance for deferred income tax assets	$(143,247)	$-
(d) Temporary differences resulting in deferred income tax assets or liabilities:		
Investment income accounted for by the equity method	$(3,150,332)	$(1,218,685)
Foreign dividends	797	-
Unrealized exchange gain	(588,923)	(1,059,320)
Unrealized indemnity loss	9,980	-
Pension cost	(93,738)	(102,176)
Loss carryforwards	1,888,284	-
Investment tax credit	288,214	537,046
(e) Deferred income tax assets - current	$19,247	$222,942
Deferred income tax liabilities - current	-	(15,446)
Net deferred income tax assets - current	$19,247	$207,496
(f) Deferred income tax assets - non-current	$762,780	$314,104
Allowance for deferred income tax assets - non-current	(143,247)	-
Net deferred income tax assets - non-current	619,533	314,104
Deferred income tax liabilities - non-current	(977,296)	(579,598)
Net deferred income tax liabilities - non-current	$(357,763)	$(265,494)

(3) Corporate income tax returns filed by the Company through 2000 have been assessed by the National Tax Administration.

(4) Pursuant to the Income Tax Act, the losses incurred by the Company in prior years, which have been assessed by the Tax Authorities, can be carried forward for 5 years. The expiry year and amount of the Company's loss carryforwards as of December 31, 2003 were as follows:

Year of Expiration	Amount
2008	$1,888,284

(5) According to the related regulations, the funds invested in automation equipment, computerization, research and development, staff training, and important investment businesses are tax deductible. The governing regulations, deductible items, total deductible amounts, remaining balances of the deductible amounts and the final deductible years are summarized as follows:

Regulation	Deductible item	Total deductible amount	Remaining balance of deductible amount	Final deductible year
Statute for Upgrading Industries, Article 8	Important investment business	$241,200	$233,610	2004
Statute for Upgrading Industries, Article 6	Research and development	16,999	16,999	2004
Statute for Upgrading Industries, Article 6	Automation equipment	35,886	35,886	2004
Statute for Upgrading Industries, Article 6	Personnel training	1,719	1,719	2007
Total		$295,804	$288,214	

(4) Imputation tax credit

	Dec. 31, 2003	Dec. 31, 2002
Balance of imputation tax credit account (ICA)	$82,226	$24,501

	2003	2002
Estimated (actual) tax credit rate for individual stockholders	2.02%	2.05%

The above tax credit rate for individual stockholders is estimated for 2003 and actual for 2002.

(5) Unappropriated retained earnings

	2003	2002
1997 and before	$5,542,795	$4,072,662
1998 and onwards	4,063,303	1,459,922
Total	$9,606,098	$5,532,584

22. Basic earnings per share

(In thousand shares)	2003	2002
Beginning balance of outstanding shares	2,104,782	2,043,478
Add: Capitalization of retained earnings for 2003	42,096	42,096
Add: Capitalization of retained earnings for 2002	-	61,304
Weighted-average number of outstanding shares	2,146,878	2,146,878
Income before income tax	$3,965,529	$1,317,078
Net income	$3,604,776	$1,083,232
Basic earnings per share (in dollars)		
Income before income tax	$1.85	$0.61
Net income	$1.68	$0.50

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related parties	Relationship with the Company
Evergreen International S. A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S. A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corp. (EITC)	Investee company accounted for by the equity method
Uniglory Marine Corporation (UGMC) (Note 1)	Investee company accounted for by the equity method
EVA Airways Corporation (EVA)	Investee company accounted for by the equity method
Ever Reward Logistics Corporation (ERLC)	Investee company accounted for by the equity method
Evergreen Security Corp. (ESRC)	Investee company accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee company accounted for by the equity method
Evervoyage Transport Corp. (ETC) (Note 2)	Investee company of the Company's major stockholder
Evergreen Konoike Construction Corporation (EKCC)	Investee company of the Company's major stockholder
Evergreen International Corporation (EIC)	Investee company of the Company's major stockholder
Evergreen State Transport Co., Ltd.	Investee company of the Company's major stockholder
Greenstar Transport Corp.	Investee company of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee company of the Company's major stockholder
Tai Hua Checker Co., Ltd. (THC)	Indirect subsidiary of the Company

Vigor Enterprise S. A. (Vigor)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
Greencompass Marine S. A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Taranto Container Terminal S. P. A. (TCT)	Investee of Peony
Lloyd Triestino Di Navigazione S. P. A. (LT)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage & Transportation Co., Ltd. (QECT)	Investee of Peony
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Investee of Peony
Shanghai Pao Long International Container Co., Ltd. (PLIC)	Investee of Peony
Gaining Enterprise S. A. (GESA)	Investee of EITC

Note 1: UGMC has been dissolved due to the merger with EITC on November 1, 2002.
Note 2: ETC has been dissolved due to the merger with EITC on May 1, 2003.

2. Significant transactions with related parties

(1) Operating revenues

	2003		2002	
	Amount	% of total operating revenues	Amount	% of total operating revenues
EIC	$4,981,803	14.15	$1,885,325	8.71
EITC	88,884	0.25	571,290	2.64
LT	-	-	734,738	3.39
HML	-	-	133,609	0.62
GMS	-	-	53,314	0.25
EIS	-	-	54,726	0.25
EVA	-	-	603	-
EKCC	-	-	11	-
THC	717	-	-	-
Total	$5,071,404	14.40	$3,433,616	15.86

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	2003		2002	
	Amount	% of total operating costs and expenses	Amount	% of total operating costs and expenses
EITC	$983,205	2.66	$859,712	3.98
GESA	2,057,678	5.58	833,068	3.85
LT	1,157,906	3.14	294,168	1.36
TTSC	562,633	1.53	380,662	1.76
GMS	668,586	1.81	125,869	0.58
EIC	368,912	1.00	114,278	0.53
EIS	-	-	65	-
THC	483	-	-	-
Evergreen State Transport Co., Ltd.	58,497	0.16	8,225	0.04
Evergreen Star Transport Co., Ltd.	46,502	0.13	26,177	0.12
ESRC	39,274	0.10	39,895	0.19
EAS	4,698	0.01	4,386	0.02
EVA	2,347	0.01	2,866	0.01
ETC	-	-	5,918	0.03
Total	$5,950,721	16.13	$2,695,289	12.47

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Property transaction

A. Property, plant and equipment

(a) Acquisition of property, plant and equipment

	Asset Acquired	2003	2002
EHIC(M)	Transportation equipment – containers	$513,860	$399,452
Vigor	Transportation equipment – containers	429,597	247,957
LT	Computer and office equipment	-	3,124
EVA	Computer and office equipment	-	134
EITC	Computer and office equipment	163	12,654
EKCC	Dock facilities	-	952
Total		$943,620	$664,273

In line with the Company's operational requirements and its plan to adjust the supply of containers, the Company's Board resolved to purchase the above transportation equipment – containers under the contracts signed with EHIC(M) and Vigor for manufacturing containers. Payments were made at the end of the month following delivery of containers. As of December 31, 2003, all the containers were delivered to the Company and the accrued amount was $9,160 thousand, which was booked under "other payables". Please refer to Note E5 for details.

(b) Sale of property, plant and equipment

		2003		2002	
	Asset Sold	Selling price	Gain (Loss)	Selling price	Gain (Loss)
GMS	Ships and equipment	$1,136,101	$-	$-	$-
LT	Transportation equipment	451	402	-	-
TTSC	Office equipment	-	-	523	-
EIC	Office equipment	26	-	-	-
EITC	Computer equipment	18	(128)	-	-
Total		$1,136,596	$274	$523	$-

In line with the rearrangement of the Company's shipping lines and fleet, the Board resolved to sell its ships, Ever Goods, Ever Gaining, Ever Given, Ever Guest and Ever General, to GMS on March 11, 2003. The payments were made six months after delivery of the ships. As of December 31, 2003, all the proceeds were received.

B. Long-term investments

(a) Acquisition of long-term investments

	Item	2003	2002
EVA	5,000 units of convertible bonds	$500,000	$-

On June 5, 2003, the Company's Board resolved to purchase the above convertible bonds issued by EVA. Payments on the bonds were paid up as of December 31, 2003.

(b) Sale of long-term investments

		2003		2002	
	Item	Selling Price	Gain	Selling Price	Gain
EITC	493,000 shares of ERLC's Common Stock	$6,252	$4	$-	$-

Proceeds from the above sale were all received as of December 31, 2003.

(4) Leases

1) Rental income (recorded as non-operating income) from the operating premises and parking lots leased to related parties is as follows:

		2003		2002	
	Rental property	Amount	% of total rental income	Amount	% of total rental income
EIC	Office buildings and container yards	$40,343	83.50	$27,015	63.31
TTSC	Container yards	3,276	6.78	807	1.89
EVA	Office buildings and container yards	2,718	5.63	2,730	6.40
THC	Container yards	687	1.42	529	1.24
EITC	Container yards and warehouses	187	0.39	10,415	24.41
Total		$47,211	97.72	$41,496	97.25

2) Rental expenses (recorded as general and administrative expenses) on operating premises, parking lots and equipment leased from related parties are as follows:

		2003		2002	
	Rental property	Amount	% of total rental expenses	Amount	% of total rental expenses
EIC	Office Buildings	$28,827	79.16	$28,787	94.29
EITC	Office Building and reefer chassis	1,453	3.99	1,744	5.71
Total		$30,280	83.15	$30,531	100.00

3) The Company has taken over the inshore marine freight business of UGMC and GESA starting the second half of 2002. Due to this operation expansion, the Company leases vessels from related parties and the rental expenses (recorded under operating costs) are as follows:

	2003		2002	
	Amount	% of total rental expenses	Amount	% of total rental expenses
EITC	$880,045	13.79	$247,469	10.96
GESA	2,043,888	32.03	714,035	31.61
Total	$2,923,933	45.82	$961,504	42.57

(5) Other than GMS, the receivables from and payables to related parties bear no interest. Details are as follows:

	Dec. 31, 2003		Dec. 31, 2002	
	Amount	% of the account	Amount	% of the account
Accounts receivable				
EIC	$177,770	6.05	$1,059	0.03
Other receivables				
GMS	$46,760	3.76	$2,263,012	70.74
EITC	24,791	2.00	4,904	0.15
EVA	117	0.01	298	0.01
EIC	58,601	4.72	26,217	0.82
EIS	50,729	4.08	5,882	0.18
CYD	20,368	1.64	-	-
TTSC	90	0.01	1,123	0.04
ESRC	5	-	-	-
UGMC	-	-	1	-
SJL	48	-	-	-
QECT	19	-	-	-
PLIC	3	-	-	-
NVC	1	-	-	-
EHIC(M)	10	-	-	-
HML	(234)	-	82	-
TCT	443	0.04	-	-
CCT	1,901	0.15	-	-
Total	$203,652	16.41	$2,301,519	71.94
Notes payable				
EIC	$5,270	20.94	$-	-
Accounts payable				
EITC	$ 212,094	11.33	$384,078	16.55
TTSC	17,758	0.95	63,918	2.76
EIC	71,107	3.80	45,027	1.94
Evergreen State Transport Co., Ltd.	28,783	1.54	29,126	1.26
Greenstar Transport Co., Ltd.	18,138	0.97	25,401	1.09
THC	8,479	0.45	-	-
ESRC	1,174	0.06	3,407	0.15
EVA	752	0.04	986	0.04
EAS	-	-	883	0.04
ETC	-	-	2,097	0.09
EIS	60,954	3.26	-	-
Total	$419,239	22.40	$554,923	23.92

	Dec. 31, 2003		Dec. 31, 2002	
	Amount	% of the account	Amount	% of the account
Other payables				
EIC	$872	0.70	$-	-
GMS	-	-	1,290	1.04
EIS	-	-	1,003	0.81
Vigor	9,160	7.40	-	-
ECTT	19	0.02	-	-
HML	-	-	190	0.15
LT	143	0.12	-	-
Total	$10,194	8.24	$2,483	2.00

3. Financing activities with related parties

The Company's related party, Greencompass Marine S.A., requested for financing from the Company for operation expansion and working capital requirement. The request was approved by the Board of Directors according to the Company's lending policy. As of December 31, 2003 an 2002, the balance of the loans amounted to US$0 and US$65 million, translated into NT$0 and NT$2,258,750 thousand, respectively, with an interest rate of SIBOR plus 40 basis points. The interest income for 2003 and 2002 amounted to US$17,244 thousand and US$13,646 thousand, respectively. As of December 31, 2003 and 2002, interest receivable amounted to US$0 and US$65 thousand (translated into NT$2,250 thousand).

4. Endorsements and guarantees for related parties

Endorsements and guarantees provided by the Company for related parties were as follows (in $'000):

	Dec. 31, 2003		Dec. 31, 2002	
GMS	USD	722,215	USD	846,716
Peony	USD	72,950	USD	100,780
ECTT	USD	5,811	USD	5,811
TCT	ITL	60,000,000	ITL	60,000,000
TCT	EUR	47,909	EUR	26,009
HML	USD	146,857	USD	51,615
HML	GBP	110,767	GBP	109,206
CCT	USD	19,080	USD	-

5. Significant contracts with related parties

(1) The Company entered into a contract for management and consulting services with EIC. Fees are charged on an hourly basis or as actually incurred. The contract was effective from July 1, 1995 and is renewed once a year.

(2) The Company has entered into an agency contract with EIC. Under the contract, EIC has been acting as the Company's agent for cargo forwarding and collection of freight, starting 2002. As of December 31, 2003 and 2002, the amount receivable under the agency contract (recorded under "other receivables") was $58,601 thousand and $26,217 thousand, respectively.

(3) The Company has entered into agency contracts with related parties to manage their vessels' working capital end payments of crew salaries and insurance premiums in Taiwan. The transactions are booked under "agent reciprocal account". As of December 31, 2003 and 2002, the debit balances of the account were as follows:

	Dec. 31, 2003	Dec. 31, 2002
EIS	$5,015	$6,232
GMS	10,006	12,818
GESA	7,158	5,394
LT	-	9
HML	1,840	636
Total	$24,019	$25,089

(4) The company has entered into agency contracts with related parties, under which the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight and payment of expenses incurred with foreign ports. The transactions are booked under "agency account" As of December 31, 2003 and 2002, the balances of the account, excluding unrealized foreign exchange gains (losses), were as follows:

(a) Debit balance of agency account

	Dec. 31, 2003	Dec. 31, 2002
GMS	$250,518	$984,009
LT	2,381,854	1,081,975
HML	371,092	223,293
GESA	241,349	-
EIS	1,727	-
Total	$3,246,540	$2,289,277

(b) Credit balance of agency account

	Dec. 31, 2003	Dec. 31, 2002
EIS	$1,984,199	$214,827
GMS	116,115	-
Total	$2,100,314	$214,827

(5) As the Company leases vessels from EITC, it has been commissioned by EITC to manage these vessels since January 1, 2003. The monthly management fee per vessel is US$120 thousand payable quarterly. For the year ended December 31, 2003, the management fee received from EITC amounted to US$2,880 thousand, translated into NT$98,473 thousand, which was booked under "operating revenues – others".

(6) In line with the Company's operational requirement and its plan to adjust the supply of containers, the contracts signed with the related parties for manufacturing of containers (recorded under transportation equipment) are as follows:

(a) The Company's plan to purchase containers as resolved by the Board on April 2, 2003 is as follows: (expressed in thousand dollars)

	Terms of contracts		Containers delivered		Containers not yet delivered	
	Volume (Teu)	Total Price	Volume (Teu)	Price	Volume (Teu)	Price
EHIC(M)	10,000	USD13,675	10,000	USD13,675	-	USD-
Vigor	10,000	11,912	10,000	11,912	-	-
Total		USD25,587		USD25,587		USD-

All of the containers purchased under the above-mentioned contracts were delivered by the end of 2003. The payments were required to be made at the end of the month following the delivery of containers. As of December 31, 2003, the accrued amount was US$270 thousand, translated into NT$9,160 thousand.

(b) The Company's plan to purchase additional containers as resolved by the Board on February 4, 2004 is as follows: (expressed in thousand dollars)

	Terms of contracts	
	Volume (Teu)	Total Price
EHIC(M)	8,000	USD16,684
Vigor	2,300	3,985
Total		USD20,669

F. PLEDGED ASSETS

1. Short-term investments

	Carrying Value	
	Dec. 31, 2003	Dec. 31, 2002
Mutual funds	$400,437	$-

The above mutual funds were pledged for the issuance of commercial papers.

2. Long-term equity investments

	Carrying Value	
	Dec. 31, 2003	Dec. 31, 2002
Dongbu Pusan Container Terminal Co., Ltd.	$40,041	$40,041

The above long-term equity investment was pledged for the bank loans of Dongbu pusan Container Terminal Co., Ltd.

3. Property, plant and equipment

	Carrying Value	
	Dec. 31, 2003	Dec. 31, 2002
Land	$1,800,093	$1,800,093
Buildings	1,015,457	1,041,111
Loading and discharging equipment	983,849	965,662
Transportation equipment	2,488,652	1,606,198
Ships and equipment	601,609	2,171,403
Total	$6,889,660	$7,584,467

The above property, plant and equipment were pledged for the Company's bank loans and issuance of corporate bonds.

4. Restricted current assets

	Dec. 31, 2003	Dec. 31, 2002	Pledgee
Certificate of time deposit	$130,000	$130,000	Kaohsiung Harbor Bureau
Certificate of time deposit	3,500	6,359	Military – Finance Department
Certificate of time deposit	-	3,000	Taiwan Power Company
Certificate of time deposit	800	800	Keelung Customs Bureau
Certificate of time deposit	52	-	Directorate General of Customs
Total	$134,352	$140,159	

The above certificates of time deposit were pledged as collaterals for the Company's performance on the activities relating to container distribution, leases of container terminals, and import and export businesses.

5. Restricted non-current assets

	Dec. 31, 2003	Dec. 31, 2002	Pledgee
Certificate of time deposit	$339,000	$-	ICBC
Certificate of time deposit	-	15,501	Commission of European Communities
Certificate of time deposit	10,666	18,195	Artesia Bank
Total	$349,666	$33,696	

The above certificates of time deposit were pledged for the Company's issuance of corporate bonds and marine transportation related businesses.

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the letters of credit (L/C) issued by banks on behalf of the Company are as follows: (in $'000)

	L/C amount			
Guarantor	Dec. 31, 2003		Dec. 31, 2002	
Bank of America	USD	4,780	USD	5,658
Bank of America	EUR	-	EUR	426
Citibank	USD	-	USD	2
Taipei Bank	NTD	365,100	NTD	-

2. Endorsements and guarantees provided by the Company are as follows: (in $'000)

Companies receiving guarantee	Dec. 31, 2003		Dec. 31, 2002	
GMS	USD	722,215	USD	846,716
ECTT	USD	5,811	USD	5,811
Peony	USD	72,950	USD	100,780
TCT	ITL	60,000,000	ITL	60,000,000
TCT	EUR	47,909	EUR	26,009
HML	USD	146,857	USD	51,615
HML	GBP	110,767	GBP	109,206
CCT	USD	19,080	USD	-
Island Equipment LLC	USD	9,910	USD	11,713

3. Evergreen International S. A., the original stockholder of the Company, sold some of its shares through issuance of global depository receipts (GDR). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85)Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were listed on the London Stock Exchange with the approval from the governing authority in U.K. The places of issuance were Asia, Europe and the US. The initial number of issued units was 5,449,592, representing 54,495,920 shares of the Company's common stock and the total issued amount was US$115 million at NT$50.50 per share. The number of supplementary issued units was 817,438 and the total GDRs issued amounted to US$115 million, representing 62,670,300 shares of the Company's common stock at NT$50.50 per share. Another 1,851,042 units, representing 18,510,456 shares of the Company's common stock, were issued during the period from 1997 to 2003. As of December 31, 2003, 5,458,819 units were redeemed and 2,659,253 units, representing 26,592,566 shares of the Company's common stock, were outstanding.

4. The Company was indicted for the disputes on processing of freight and bills of lading. The lawsuit has been referred to the lawyer. As of December 31, 2003, the maximum amounts of compensation claimed were NT$3,628 thousand and US$184 thousand, respectively. Although the case is still pending, the Company has estimated $8,606 thousand of loss under "other non-operating expenses" and $1,374 thousand for interest expense.

5. To finance the Company's purchase of new containers and general working capital requirement, the Company's Board on August 28, 2003 resolved to apply to the Mizuho Corporate Bank for a medium-term credit facility of US$50 million. The credit facility was activated on October 1, 2003. The unutilized credit as of December 31, 2003 was US$2 million.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

1. To meet the Company's cash requirements for repayments of the medium- and long-term loans and reduce interest cost, in June 2003, the Company's Board resolved to issue its first zero coupon unsecured domestic convertible bonds of $4 billion for a period of 5 years in the second half of 2003. During the 30-day period prior to the end of the third year, the bondholders may execute their right to resell the bonds at an annual yield of 0.2%. The interest premium is computed at 0.6% of the face value, compounded annually. The bonds will be redeemed at maturity based on the face value.

   Due to the changes in the Company's financial plan, the application was postponed. On November 21, 2003, the issuance of the above-mentioned convertible bonds was approved by the SFC as per the Letter of (92) Tai-Tsai-Tseng (1) No.0920133960 and was approved by the GreTai Securities Market (the over-the-counter market) on January 8, 2004 as per the Letter of (92) Zheng-Guai-Zhai-Tze No.39357 to be listed on the GreTai Securities Market on January 12, 2004.

2. In line with the Company's operational requirement and its plan to adjust the supply of containers, the Company's Board resolved to implement its container manufacturing plan on February 4, 2004. Please refer to Note E5 for details.

J. OTHERS

1. Derivative financial instruments

   (1) The contract (notional principal) amounts and credit risk (in $'000)

Financial instruments	Dec. 31, 2003 Notional principal (Contract amount)		Dec. 31, 2003 Credit risk	Dec. 31, 2002 Notional principal (Contract amount)		Dec. 31, 2002 Credit risk
Interest rate swaps	USD	32,500	-	USD	20,000	-
	EUR	25,000	-	EUR	-	-
	NTD	2,844,000	-	NTD	3,900,000	-
Cross currency	NTD	1,064,219	-			
swaps	USD	213,000	-	USD	2,000	-
Foreign exchange	EUR	3,000	-			
options	JPY	4,474,000	-			
Oil swaps	USD	3,150	-	USD	3,875	-

   The above credit risk represents the possible loss that will be incurred by the Company in the event that the counterparties default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

   (2) Market risk

   Interest rate swaps, cross currency swaps, foreign exchange options and oil swaps are used to hedge against fluctuations in interest rates, exchange rates and oil prices. Thus, the market risk is offset against each other.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of future cash requirements

The Company's working capital is assessed to be adequate and thus, there is no funding risk. In addition, the interest rates, exchange rates and prices are fixed. Therefore, cash flow risk is remote.

(4) The purposes and strategies of holding derivative financial instruments

The derivative financial instruments are all held for purposes other than trading. Interest rate swaps, cross currency swaps and foreign exchange options are used to hedge against fluctuations in interest rates and exchange rates, whereas oil swaps are used to hedge fluctuations in oil prices and control the cost within a tolerable limit. The aim of the hedging strategy is to hedge most of the market risk.

(5) Disclosures of derivative financial instruments in the financial statements

(a) Interest rate swaps

The contracts are settled based on the differential between the spot interest rate and contracted interest rate, which is charged to interest expense on vessels.

(b) Cross currency swaps

The Company records the difference between the spot exchange rate and the contract rate as exchange gain/loss at maturity.

(c) Foreign exchange options

As the Company has actual position in the derivative financial instruments, full settlements are conducted at expiration. Unpon settlement, the difference between the spot exchange rate and the contracted rate is credited or charged to exchange gain.

(d) Oil swaps:

The contracts are settled based on the difference between the spot oil price and the contracted price, which is credited or charged to fuel expense.

(6) Financial instruments held to hedge the commitments for expected transactions

Oil swaps are used to fix the oil price within a tolerable limit for future oil usage.

2. Fair values of financial instruments

	Dec. 31, 2003		Dec. 31, 2002	
Non-derivative financial instruments	Carrying value	Fair value	Carrying value	Fair value
Assets				
Cash and cash equivalents	$2,623,647	$2,623,647	$2,760,168	$2,760,168
Short-term investments	5,410,576	5,413,375	2,127,323	2,137,274
Notes and accounts receivable	4,180,643	4,180,643	7,039,311	7,039,311
Long-term equity investments	47,729,915	47,914,871	38,296,708	38,410,738
Long-term bond investments	500,000	644,500	-	-
Refundable deposits	43,320	43,320	40,105	40,105
Restricted assets	484,018	484,018	173,855	173,855
Liabilities				
Short-term loans	4,065,514	4,065,514	1,767,000	1,767,000
Short-term notes and bills payable	1,569,554	1,569,554	2,049,711	2,049,711
Notes and accounts payable	4,827,384	4,827,384	5,894,923	5,894,923
Corporate bonds payable (including current portion)	9,500,000	9,500,000	11,220,000	11,220,000
Long-term loans (including current portion)	13,314,059	13,314,059	10,886,348	10,886,348
Guarantee deposits received	85	85	61	61
Derivative financial instruments				
Interest rate swaps	-	USD (3,906)	-	USD (132,914)
Cross currency swaps	-	USD (392)	-	USD -
Foreign exchange options	-	USD (2,449)	-	USD (2,019)
Oil swaps	-	USD (581)	-	USD 23,001

The methods and assumptions used to estimate the fair values of the Company's financial instruments are summarized below.

(1) Fair values of the short-term financial instruments are estimated to be equal to their carrying values. As maturity of these instruments is short, it is reasonable that their fair values equal their carrying values. This method is applied to cash and cash equivalents, notes and accounts receivable, refundable deposits, restricted assets, short-term loans, short-term notes and bills payable, notes and accounts payable, and guarantee deposits received.

(2) Fair values of marketable securities equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(3) Fair values of long-term loans are estimated based on the present values of future cash flows. The discount rate is based on the interest rate charged on a comparable long-term loan with similar terms and conditions.

(4) Fair values of corporate bonds payable equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(5) Fair values of derivative financial instruments are estimated to be equal to the amount that should be received or paid if the contracts are settled at the balance sheet date. Unrealized gains / losses on the outstanding contracts are normally included in the estimation. The prices quoted by the financial institutions are used as a reference for estimation of the derivative financial instruments' fair values.

3. Certain accounts for 2002 have been reclassified to conform to the 2003 financial statement presentation.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

Please see Table 4.

(2) Endorsements and guarantees provided by the Company.

Please see Table 5.

(3) Marketable securities held by the Company as of December 31, 2003.

Please see Table 6.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the Company's paid-in capital:

Please see Table 7.

(5) Acquisition of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital.

None.

(6) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital.

None.

(7) Purchases from or sales to related parties exceeding NT$100 million or 20% of the Company's paid-in capital.

Please see Table 8.

(8) Receivables from related parties exceeding NT$100 million or 20% of the Company's paid-in capital.

Please see Table 9.

(9) Derivative financial instruments undertaken by the Company.

Please see Notes J1 and J2.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power.

Please see Table 10.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power.

(a) Loans extended by the investees.

Please see Table 4.

(b) Endorsements and guarantees provided by the investees.

Please see Table 5.

(c) Marketable securities held by the investees as of December 31, 2003

Please see Table 6.

(d) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the respective investee's paid-in capital.

None.

(e) Acquisition of real estate properties with an amount exceeding of NT$100 million or 20% of the respective investee's paid-in capital.

None.

(f) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the respective investee's paid-in capital.

None.

(g) Purchases from or sales to related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital.

Please see Table 8.

(h) Receivables from related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital.

Please see Table 9.

(i) Derivative financial instruments undertaken by the investees.

None.

3. Information on Mainland China investments

(1) Details of investments in Mainland China.

Please see Table 11.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China.

None.

L. SEGMENT INFORMATION

1. Financial information by industries

The Company is engaged in international marine transportation and acts as a shipping agenct both of which belongs to the same industry category. Therefore, no disclosure is required.

2. Financial information by geographical areas

The Company is engaged in international marine transportation. Dealings with foreign ports, such as port formalities relating to arrival and departure of the Company's ships, cargo stevedoring and forwarding collection of freight, and payment of expenses incurred with foreign ports, are handled by overseas shipping agents. Therefore no disclosure is required.

3. Export information

As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, export sales are reported.

4. Information on major clients

The Company provides services to customers all over the world. No customers contribute more than 10% of the Company's operating revenues.

Evergreen Marine Corporation

Table 1

Summary of Terms on Corporate Bonds

December 31, 2003

Type of corporate bonds	Sixth secured corporate bonds	Seventh secured corporate bonds
Date of issuance	July 15, 1999	November 9, 2000
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$2,500,000,000	NT$1,500,000,000
Interest rate	6.02%	5.145%
Period	5 years	5 years
Maturity	July 15, 2004	November 9, 2005
Guarantor	Taiwan Cooperative Bank Internaitonal Commercial Bank of China First Commercial Bank Bank of Taiwan	Chiao Tung Bank Taiwan Cooperative Bank Taipei Bank
Trustee	Taipei Bank	Bank of Taiwan
Underwriter	Capital Securities Corp.	Fuh-Hwa Securities Co., Ltd.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	J. T. Lai & Co., CPAs	Diwan, Ernst & Young
Principal repayment	Principals of A, B, C and D bonds are to be repaid in lump sum at maturity based on the face value.	Principals of A, B and C bonds are to be repaid in lump sum at maturity based on the face value.
Interest payment	Interest is payable semi-annually.	Interest is payable annually.
Balance of unpaid principal	NT$2,500,000,000	NT$1,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clauses	None	None

Evergreen Marine Corporation

Table 2

Summary of Terms on Corporate Bonds

December 31, 2003

Type of corporate bonds	Eighth secured corporate bonds	Ninth secured corporate bonds
Date of issuance	December 13, 2001	May 14, 2002 ~ May 17, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,500,000,000	NT$1,000,000,000
Interest rate	2.600%	3.400%
Period	5 years	5 years
Maturity	December 13, 2006	May 14, 2007 ~ May 17, 2007
Guarantor	Taiwan Cooperative Bank Bank of Taiwan	Hua Nan Commercial Bank
Trustee	United World Chinese Commercial Bank	Bank of Taiwan
Underwriter	Polaris Securities Corp.	SinoPac Securities KGI
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of A and B bonds are to be repaid in lump sum at maturity based on the face value.	Principals of A, B, C and D bonds are to be repaid in lump sum at maturity based on the face value.
Interest payment	Interest is payable annually.	Interest is payable annually.
Balance of unpaid principal	NT$1,500,000,000	NT$1,000,000,000
Clause on redemption or early prepaymen	None	None
Restricted clauses	None	None

Evergreen Marine Corporation

Table 3

Summary of Terms on Corporate Bonds

December 31, 2003

Type of corporate bonds	Tenth secured corporate bonds	Eleventh secured corporate bonds
Date of issuance	June 13, 2002 ~ June 20, 2002	A Bonds: June 2, 2003 ~ June 6, 2003 B Bonds: June 3, 2003~ June 5, 2003
Face value	NT$1,000,000	NT$5,000,000
Place of issuance	None	None
Issue price	Market price	Market price
Total issued amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	3.900%	A Bonds:1.47% B Bonds:4%-LIBOR of June
Period	5 years	5 years
Maturity	June 13, 2007 ~ June 20, 2007	June 2, 2008 ~ June 6, 2008
Guarantor	Bank of Taiwan	Bank of Taiwan Land Bank
Trustee	United World Chinese Commercial Bank	Internaitonal Commercial Bank of China
Underwriter	SinoPac Securities KGI Yuanta Core Pacific Securities	Fuh-Hwa Securities Co., Ltd. Citi Securities Corp.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of A, B, C, D, E and F bonds are to be repaid in lump sum at maturity based on the face value.	Principals of A and B bonds are to be repaid in lump sum at maturity based on the face value.
Interest payment	Interest is payable annually.	A bonds：Interest is payable annually. B bonds：Interest is payable semi-annually.
Balance of unpaid principal	NT$1,500,000,000	NT$1,500,000,000
Clause on redemption or early prepayment	None	None
Restricted clauses	None	None

Evergreen Marine Corporation and Subsidiaries

Table 4

Loans Extended

For the Year Ended December 31, 2003

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial statement account	Highest balance	Ending balance	Interest rate	Annual amount of transactions with the borrower	Reason for short-term financing	Allowance for bad debts	Collateral		Limit on loans extended to a specific party (Note 1)	Maximum amount of loans allowed to be extended by the Company or its subsidiaries (Note 2)
									Item	Value		
Evergreen Marine Corporation	Greencompass Marine S. A.	Other receivables	USD81,000	USD-	1.650%~1.8725%	$-	Working capital requirement	$-	-	$-	NTD8,057,417	NTD16,114,833
Peony Investment S. A.	Clove Holding Ltd.	Receivables from related parties	USD28,185	USD28,185	-	USD-	Working capital requirement	USD-	-	USD-	USD167,436	USD334,872
	Evergreen Container Terminal (Thailand) Ltd.	Receivables from related parties	USD40,091	USD36,691	-	USD-	Working capital requirement	USD-	-	USD-	USD167,436	USD334,872
	PT. Multi Bina Pura International	Receivables from related parties	USD15,000	USD-	-	USD-	Working capital requirement	USD-	-	USD-	USD167,436	USD334,872
	PT. Multi Bina Transport	Receivables from related parties	USD17,000	USD500	-	USD-	Working capital requirement	USD-	-	USD-	USD167,436	USD334,872
	Evergreen International S.A.	Receivables from related parties	USD10,000	USD10,000	-	USD-	Working capital requirement	USD-	-	USD-	USD167,436	USD334,872

Note:

1. According to the Company's lending policy, the total amount of loans granted to a specific party should not exceed 20% of the Company's net worth stated in the latest financial statements. The calculation is as follows:

The Company: NT$40,287,083 thousand * 20% = NT$8,057,417 thousand

Peony: US$837,180 thousand * 20% = US$167,436 thousand

2. According to the Company's lending policy, the total amount of loans granted by the Company or its subsidaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NT$40,287,083 thousand * 40% = NT$16,114,813 thousand

Peony: US$837,180 thousand * 40% = US$334,872 thousand

Evergreen Marine Corporation and Subsidiaries
Table 5
Endorsements and Guarantees Provided
For the Year Ended December 31, 2003
(Expressed in Thousands of Dollars)

Guarantor	Counterparty	Limit on endorsements/guarantees provided to a single company	Highest balance	Ending balance	Guarantees secured with collaterals	Ratio of accumulated guarantees to the net worth (%)	Maximum amount of endorsements/guarantees allowed to be provided by the Company or its subsidiaries (Note)
Evergreen Marine Corporation	Greencompass Marine S. A.	$80,574,166	$29,357,767 (USD846,716)	$24,502,944 (USD722,215)	$-	60.82	$120,861,249
Evergreen Marine Corporation	Peony Investment S. A.	80,574,166	3,693,737 (USD106,180)	2,475,011 (USD72,950)	-	6.14	"
Evergreen Marine Corporation	Evergreen Container Terminal (Thailand) Ltd.	20,143,542	202,154 (USD5,811)	197,156 (USD5,811)	-	0.49	"
Evergreen Marine Corporation	Taranto Container Terminal S. P. A.	20,143,542	2,971,860 (ITL60,000,000) (EUR47,909)	2,971,860 (ITL60,000,000) (EUR47,909)	-	7.38	"
Evergreen Marine Corporation	Hatsu Marine Limited	80,574,166	11,675,361 (GBP 110,767)	11,675,361 (GBP 110,767)	-	28.98	"
Evergreen Marine Corporation	Island Equipment LLC	20,143,542	407,481 (USD11,713)	336,207 (USD9,910)	-	0.83	"
Evergreen Marine Corporation	Colon Container Terminal S.A.	20,143,542	651,630 (USD19,080)	647,337 (USD19,080)	-	1.61	"
Peony Investment S. A.	Shanghai Pao Long International Container Co., Ltd.	USD1,674,360	USD5,263	USD3,770	USD-	0.45	USD2,511,540

Note:
According to the Company's lending policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 300% of the net worth stated in the latest financial statements. The calculation is as follows:
The Comapny: NT$40,287,083 thousand * 300% = NT$120,861,249 thousand
Peony :USD837,180 thousand*300%=USD2,511,540 thousand

Evergreen Marine Corporation and Subsidiaries

Table 6

Marketable Securities Held as of December 31, 2003

(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial statement account	Balance as of December 31, 2003				Note
				No. of shares/units	Carrying value	% of ownership	Market value / Net worth	
Evergreen Marine Corporation	Stocks:							
	Peony Investment S. A.	Subsidiary of the Company	Long-term equity investment	4,765	$28,311,697	100.00	$28,403,441	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Long-term equity investment	5,500	74,997	55.00	74,997	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	Long-term equity investment	32,000	345,674	40.00	345,674	
	Evergreen International Storage and Transport Corp.	Investee company accounted for under equity method	Long-term equity investment	424,062	7,250,154	39.74	7,234,838	
	Evergreen Security Co., Ltd.	Investee company accounted for under equity method	Long-term equity investment	2,500	30,746	31.25	30,746	
	EVA Airways Corporation	Investee company accounted for under equity method	Long-term equity investment	614,072	8,522,302	22.30	8,522,298	
	Taipei Port Container Terminal Corporation	Investee company accounted for under equity method	Long-term equity investment	16,000	155,720	20.00	155,720	
	Dongbu Posan Container Terminal Co., Ltd.	Investee company accounted for under cost method	Long-term equity investment	300	40,041	15.00	40,041	All pledged
	Power World Fund Inc.	Investee company accounted for under cost method	Long-term equity investment	5,000	50,000	5.68	50,000	
	Fubon Securities Finace Co., Ltd.	Investee company accounted for under cost method	Long-term equity investment	31,054	299,725	4.93	299,725	
	Taiwan HSR Consortium	Investee company accounted for under cost method	Long-term equity investment	126,735	1,250,000	2.53	1,250,000	
	Linden Technologies Inc.	Investee company accounted for under cost method	Long-term equity investment	50	15,372	2.53	15,372	
	Taiwan Fixed Network Corp.	Investee company accounted for under cost method	Long-term equity investment	100,000	1,000,000	1.08	1,000,000	
	Well Long Information Co., Ltd.	Investee company accounted for under cost method	Long-term equity investment	25	1,300	0.14	1,300	
	Central Reinsurance Corp.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	32,336	374,844	8.98	398,381	
	Fubon Financial Holding Co., Ltd.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	2,853	7,343	0.03	92,338	
	ShinKong Synthetic Fibers Corporation	None	Short-term investment	100	751	-	758	
	Tri Ocean Textile Co., Ltd.	None	Short-term investment	3,101	56,489	-	37,121	
	BenQ Corp.	None	Short-term investment	230	9,919	-	9,428	
	Teco Electric and Machinery Co., Ltd.	None	Short-term investment	100	1,157	-	1,145	
	Zheng Fong Industrial Co.	None	Short-term investment	99	4,467	-	6,166	
	China Steel Corporation	None	Short-term investment	210	5,545	-	5,817	
	Yulon Motor Co., Ltd.	None	Short-term investment	320	14,193	-	13,488	
	Taiwan Celluar Corporation	None	Short-term investment	420	12,983	-	12,346	
	AboCom Systems Inc.	None	Short-term investment	1	3	-	1	
	Chunghwa Picture Tubes., Ltd.	None	Short-term investment	300	4,617	-	4,371	
	Yang Ming Marine Transport Corp.	None	Short-term investment	1,230	40,416	-	40,393	
	Chi Mei Optoelectronics	None	Short-term investment	130	5,298	-	4,793	
	Lumax International Corp., Ltd.	None	Short-term investment	177	11,993	-	8,227	
	Lanner Electronics Inc.	None	Short-term investment	285	7,765	-	10,545	
	Short-term Notes:							
	Principal Protected Notes	None	Short-term investment	1	17,415	-	16,709	

(Forward)

Evergreen Marine Corporation and Subsidiaries

Table 6 (Continued)

Marketable Securities Held as of December 31, 2003

(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial statement account	Balance as of December 31, 2003				Note
				No. of shares/units	Carrying value	% of ownership	Market value / Net worth	
Evergreen Marine Corporation	Mutual Funds:							
	ShinKong Taiwan Luck	None	Short-term investment	12,552	$200,000	-	$200,097	
	President Peace Balance	None	Short-term investment	1,000	10,000	-	10,002	
	Prudential WeiBao	None	Short-term investment	16,614	200,000	-	200,105	
	International Protection I	None	Short-term investment	2,000	20,000	-	19,980	
	Fubon JuYi II	None	Short-term investment	22,943	320,000	-	320,128	
	Fubon JuYi	None	Short-term investment	32,806	500,000	-	500,100	3,937 thousand units pledged
	Fubon JuYi III	None	Short-term investment	1,707	20,000	-	20,026	
	Fubon Internet Fund	None	Short-term investment	1,003	10,000	-	4,183	
	Fubon Global Bond	None	Short-term investment	5,000	50,000	-	49,882	
	AAAM Korea Bounes	None	Short-term investment	3	10,386	-	9,857	
	NITC Taiwan Bond	None	Short-term investment	7,928	107,000	-	107,054	
	President Hitter	None	Short-term investment	10,467	155,000	-	155,088	
	President Home Run	None	Short-term investment	2,006	27,000	-	27,010	
	JF Taiwan	None	Short-term investment	11,738	172,000	-	172,062	
	JF Global Balance	None	Short-term investment	1,000	10,000	-	10,040	
	Captial Stable	None	Short-term investment	460	7,000	-	6,508	71 thousand units pledged
	Hua Nan Phoenix	None	Short-term investment	4,157	60,000	-	60,080	
	Hua Nan Unicorn	None	Short-term investment	6,605	70,000	-	70,037	
	FGIT Benefits	None	Short-term investment	18,465	295,000	-	295,160	
	FGIT Benefits II	None	Short-term investment	6,484	91,000	-	91,037	3,492 thousand units pledged
	Prudential YuanFu	None	Short-term investment	4,276	60,000	-	60,006	
	Prudential USA	None	Short-term investment	2,000	20,000	-	20,780	
	RSIT WanNien	None	Short-term investment	11,601	161,000	-	161,099	
	TISC Bond	None	Short-term investment	17,680	240,000	-	240,116	6,632 thousand units pledged
	JihSun Bond	None	Short-term investment	4,204	55,000	-	55,026	
	United Bonds	None	Short-term investment	9,433	118,000	-	118,262	All pledged
	United WeiLi	None	Short-term investment	1,972	20,000	-	20,030	
	Truswell YiLiXin	None	Short-term investment	8,988	110,000	-	110,047	
	Truswell You Zhi	None	Short-term investment	10,311	110,000	-	110,064	
	Da Chong Jun-Ma	None	Short-term investment	10,537	110,000	-	110,031	
	Grand Cathay Big-China	None	Short-term investment	11,257	140,000	-	140,054	
	Fuhwa Securities Investment Trust	None	Short-term investment	1,149	14,000	-	14,071	
	Fuhwa System Protfolio	None	Short-term investment	500	5,000	-	5,067	
	Fuhwa Classical Balance	None	Short-term investment	1,000	10,000	-	10,060	
	Transcend Yong-Li	None	Short-term investment	19,707	230,000	-	230,088	
	Union Mutual Securities Investment Trust	None	Short-term investment	11,487	134,000	-	134,056	
	Union Balance	None	Short-term investment	977	10,000	-	9,987	
	Shenghua 1699	None	Short-term investment	6,310	75,000	-	75,053	5,470 thousand units pledged

(Forward)

Evergreen Marine Corporation and Subsidiaries

Table 6 (Continued)

Marketable Securities Held as of December 31, 2003

(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial statement account	Balance as of December 31, 2003				Note
				No. of shares/units	Carrying value	% of ownership	Market value / Net worth	
Evergreen Marine Corporation	Shenghua 5599	None	Short-term investment	4,376	47,000	-	47,022	1,583 thousand units pledged
	Baritis Bao Yuan	None	Short-term investment	17,124	200,000	-	200,000	
	Barits Stable	None	Short-term investment	940	10,000	-	10,068	
	Taiyu Yuan Liu	None	Short-term investment	11,842	$134,000	-	$134,068	
	Mega Bao Zuan	None	Short-term investment	19,620	216,000	-	216,104	
	Mega Mega	None	Short-term investment	1,000	10,000	-	10,070	
	Cathay Global Bonds	None	Short-term investment	1,000	10,000	-	9,988	
	Chung Hsing Safety	None	Short-term investment	22,923	235,000	-	235,148	
	Waterland Balance	None	Short-term investment	2,000	20,000	-	19,900	
	Franklin Government	None	Short-term investment	105	34,670	-	33,701	
	Parvest Asian Convertible Bond Fund	None	Short-term investment	1	3,516	-	3,909	
	MFS Newly-Risen Bond Fund	None	Short-term investment	38	17,300	-	18,260	
	ABN AMRO GOTTEX	None	Short-term investment	1	30,942	-	30,528	
	Fidelity World Bonds	None	Short-term investment	1,000	10,000	-	10,020	
	Invesco Mutual Securities Investment Trust	None	Short-term investment	13,985	200,000	-	20,010	
	Permal FX Hedge Fund	None	Short-term investment	1	3,510	-	3,820	
	Government Bonds:							
	Korea Container Authority Bonds	None	Short-term investment	-	61,416	-	63,617	
	Corporate Bonds:							
	EVA CB1	Investee company accounted for under equity method	Long-term bond investments	-	500,000	-	644,500	
	MERRILL LYNCH	None	Short-term investment	-	3,948	-	3,786	
	Standard Chem. & Pharm. Co. CB2	None	Short-term investment	-	10,000	-	10,760	
	Others:							
	Captial ELN linked to CMO	None		-	28,956	-	28,956	
Peony Investment S. A.	Greencompass Marine S. A.	Subsidiary of the Company	Long-term equity investment	3,535	USD 614,241	100.00	USD 614,241	
	Vigor Enterprise S. A.	Subsidiary of the Company	Long-term equity investment	80	USD 5,771	100.00	USD 5,771	
	Clove Holding Ltd.	Subsidiary of the Company	Long-term equity investment	10	USD 32,868	100.00	USD 32,868	
	Evergreen Heavy Industrial Co., (Malaysia) Berhad	Subsidiary of the Company	Long-term equity investment	42,120	USD 28,165	97.50	USD 28,165	
	PT. Multi Bina Pura International	Subsidiary of the Company	Long-term equity investment	68	USD 9,482	95.00	USD 9,482	
	Shanghai Jifa Logistics Co., Ltd.	Subsidiary of the Company	Long-term equity investment	-	USD 8,026	21.06	USD 8,026	
	Shenzhen Greentrans Transportation Co., Ltd.	Subsidiary of the Company	Long-term equity investment	-	USD 3,121	55.00	USD 3,121	
	Hatsu Marine Limited	Subsidiary of the Company	Long-term equity investment	765	USD 61,259	51.00	USD 61,259	
	Luanta Investment (NetherLands) N. V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 16,229	50.00	USD 16,229	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	4,000	(USD 3,545)	40.00	(USD 3,545)	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 2,253	40.00	USD 2,253	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 4,616	40.00	USD 4,616	
	Balsam Investment (NetherLands) N. V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 85,097	49.00	USD 85,097	
	Evergreen Shipping (S) Pte Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	383	USD 687	25.50	USD 687	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Table 6 (Continued)
Marketable Securities Held as of December 31, 2003
(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial statement account	Balance as of December 31, 2003				Note
				No. of shares/units	Carrying value	% of ownership	Market value / Net worth	
Peony Investment S. A.	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	Long-term equity investment	61	USD 1,228	50.00	USD 1,228	
	Evergreen Star (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	196	USD 760	25.50	USD 760	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD 384	25.40	USD 384	
	PT. Multi Bina Pura Transport	Investee company of Peony accounted for under equity method	Long-term equity investment	2	USD 804	17.39	USD 804	
	South Asia Gateway Terminals	Investee company of Peony accounted for under equity method	Long-term equity investment	6,211	USD 2,412	5.00	USD 2,412	
	Hutchison Inland Container Depost Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	8	USD 1,396	7.50	USD 1,396	
PT. Multi Bina Pura International	P.T. Multi Bina Pura Transport	Investee company of MBPI accounted for under equity method	Long-term equity investment	8	USD 427	72.95	USD 427	
Clove Holding Ltd.	Ample Holding Ltd.	Subsidiary of Peony	Long-term equity investment	9	USD10,058	90.00	USD10,058	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	USD102,359	2.25	USD102,359	
	Everup profits ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	USD-	2.25	USD-	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	Long-term equity investment	22,860	USD42,224	40.00	USD42,224	
Vigor Enterprise S.A.	Shanghai Pao Long International Container Co., Ltd.	Subsidiary of Peony	Long-term equity investment	-	USD3,877	65.00	USD3,877	
Hatsu Marine Ltd.	Lloyd Triestino UK Limited	Investee company of HML accounted for under equity method	Long-term equity investment	-	USD-	100.00	USD-	
	Evergreen UK Limited	Investee company of HML accounted for under equity method	Long-term equity investment	-	USD-	100.00	USD-	
Taiwan Terminal Services Co.	Tai Hwa Checker Co., Ltd.	Subsidiary of the Company	Long-term equity investment	-	19,352	70.00	19,352	

Evergreen Marine Corporation and Subsidiaries

Table 7

Summary of Significant Transcations on One Specific Security

Exceeding NT$100 Million or 20 Percent of the Paid-in Captical

For the Year Ended December 31, 2003

(Expressed in Thousands of Dollars/Thousand Shares)

					January 1, 2003		Buy		Sell				December 31, 2003	
Buyer/Seller	Matketable Securities	Financial statement account	Counterparty	Related party	No. of shares/ units	Amount	No. of shares/ units	Amount	No. of shares/ units	Selling price	Carrying value	Gain (Loss) on disposal	No. of shares/ units	Amount
Evergreen Marine Corporation	Stocks:													
	Jenn Feng Co.,Ltd.	Short-term investment	Open market transaction	No	300	$7,867	3,577	$111,953	3,778	$137,209	$115,353	$21,856	99	$4,467
	Mutual Funds:													
	Soaring Eagle Bond Fund	Short-term investment	Open market transaction	No	9,754	100,000	24,859	256,000	34,613	356,313	356,000	313	-	-
	Taiyu Yuan Liu	Short-term investment	Open market transaction	No	-	-	51,805	633,000	39,963	499,513	499,000	513	11,842	134,000
	Mega Bao Zuan	Short-term investment	Open market transaction	No	7,716	83,054	123,607	1,350,000	111,703	1,218,411	1,217,054	1,357	19,620	216,000
	Chung Hsing Safety	Short-term investment	Open market transaction	No	-	-	64,717	658,000	41,794	423,363	423,000	363	22,923	235,000
	KGI Triumphy Bond Fund	Short-term investment	Open market transaction	No	5,631	57,000	51,229	526,000	56,860	583,700	583,000	700	-	-
	Far Eastern Taiwan Fund	Short-term investment	Open market transaction	No	-	-	52,256	540,000	52,256	540,439	540,000	439	-	-
	Invesco Mutual Securities	Short-term investment	Open market transaction	No	-	-	13,985	200,000	-	-	-	-	13,985	200,000
	Prudential WeiFong II	Short-term investment	Open market transaction	No	-	-	10,700	157,000	10,700	157,256	157,000	256	-	-
	JF Taiwan Fund	Short-term investment	Open market transaction	No	1,664	24,000	29,030	424,000	18,956	276,178	276,000	178	11,738	172,000
	JF First	Short-term investment	Open market transaction	No	1,128	15,001	15,768	212,000	16,896	227,207	227,001	206	-	-
	Hua Nan Phoenix	Short-term investment	Open market transaction	No	7,426	105,000	31,848	456,000	35,117	501,659	501,000	659	4,157	60,000
	Hua Nan Unicorn	Short-term investment	Open market transaction	No	-	-	20,856	219,000	14,251	149,254	149,000	254	6,605	70,000
	FGIT Benefits	Short-term investment	Open market transaction	No	3,186	50,000	48,860	779,000	33,581	534,244	534,000	244	18,465	295,000
	FGIT Benefits II	Short-term investment	Open market transaction	No	-	-	21,573	301,000	15,089	210,212	210,000	212	6,484	91,000
	Prudential WeiBao	Short-term investment	Open market transaction	No	-	-	78,447	939,000	61,833	739,519	739,000	519	16,614	200,000
	Prudential YuanFu	Short-term investment	Open market transaction	No	-	-	15,197	211,000	10,921	151,189	151,000	189	4,276	60,000
	RSIT WanNien	Short-term investment	Open market transaction	No	-	-	54,728	756,000	43,127	595,472	595,000	472	11,601	161,000
	Jih Sun Bond Fund	Short-term investment	Open market transaction	No	7,799	100,000	43,447	563,000	47,042	608,525	608,000	525	4,204	55,000
	United Bonds	Short-term investment	Open market transaction	No	-	-	44,753	558,000	35,320	440,316	440,000	316	9,433	118,000
	Fubon JuYi II	Short-term investment	Open market transaction	No	36,466	500,000	70,523	975,000	84,046	1,156,000	1,155,000	1,000	22,943	320,000
	Fubon JuYi	Short-term investment	Open market transaction	No	-	-	45,958	700,000	13,152	200,046	200,000	46	32,806	500,000
	Fubon JuYi III	Short-term investment	Open market transaction	No	-	-	12,050	140,000	10,343	120,067	120,000	67	1,707	20,000
	Truswell YiLiXin	Short-term investment	Open market transaction	No	1,750	21,000	27,379	335,000	20,141	246,117	246,000	117	8,988	110,000
	Truswell You Zhi	Short-term investment	Open market transaction	No	-	-	44,989	478,000	34,678	368,356	368,000	356	10,311	110,000
	Da Chong Mutual Securities	Short-term investment	Open market transaction	No	-	-	8,822	110,000	8,822	110,028	110,000	28	-	-
	Da Chong Jun-Ma	Short-term investment	Open market transaction	No	-	-	59,524	620,000	48,987	510,260	510,000	260	10,537	110,000
	Cathay Bond Fund	Short-term investment	Open market transaction	No	9,718	106,000	7,249	80,000	16,967	186,128	186,000	128	-	-
	Polaris De-Li Fund	Short-term investment	Open market transaction	No	-	-	14,003	200,000	14,003	200,385	200,000	385	-	-

(Forward)

Evergreen Marine Corporation and Subsidiaries
Table 7 (Continued)
Summary of Significant Transcations on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-in Captical
For the Year Ended December 31, 2003
(Expressed in Thousands of Dollars/Thousand Shares)

Buyer/Seller	Matketable Securities	Financial statement account	Counterparty	Related party	January 1, 2003		Buy		Sell				December 31, 2003	
					No. of shares/ units	Amount	No. of shares/ units	Amount	No. of shares/ units	Selling price	Carrying value	Gain (Loss) on disposal	No. of shares/ units	Amount
Evergreen	Polaris De-Bao Fund	Short-term investment	Open market transaction	No	-	-	24,747	260,000	24,747	260,414	260,000	414	-	-
Marine	NITC Taiwan Bond	Short-term investment	Open market transaction	No	-	-	31,944	430,000	24,016	323,307	323,000	307	7,928	107,000
Corporation	President Hitter	Short-term investment	Open market transaction	No	13,751	200,000	27,893	409,000	31,177	454,349	454,000	349	10,467	155,000
	President Home Run	Short-term investment	Open market transaction	No	-	-	11,140	149,000	9,134	122,102	122,000	102	2,006	27,000
	TISC Bond	Short-term investment	Open market transaction	No	6,876	91,500	119,502	1,608,000	108,698	1,460,741	1,459,500	1,241	17,680	240,000
	Fuhwa Securities Investment Trust	Short-term investment	Open market transaction	No	2,670	32,000	37,894	458,000	39,415	476,487	476,000	487	1,149	14,000
	Transcend Yong-Li	Short-term investment	Open market transaction	No	5,595	64,000	96,681	1,120,900	82,569	955,727	954,900	827	19,707	230,000
	Union Mutual Securities	Short-term investment	Open market transaction	No	-	-	57,455	668,000	45,968	534,433	534,000	433	11,487	134,000
	ShinKong Taiwan Luck	Short-term investment	Open market transaction	No	-	-	33,532	533,000	20,980	333,177	333,000	177	12,552	200,000
	Shing Kong Chi-Xiang Fund	Short-term investment	Open market transaction	No	-	-	48,452	680,000	48,452	680,484	680,000	484	-	-
	Shing Kong Chi-Shin Fund	Short-term investment	Open market transaction	No	-	-	27,086	370,000	27,086	370,156	370,000	156	-	-
	Grand Cathay Big-China	Short-term investment	Open market transaction	No	-	-	43,701	540,000	32,444	400,269	400,000	269	11,257	140,000
	Shenghua 1699	Short-term investment	Open market transaction	No	4,641	54,000	39,710	467,000	38,041	446,636	446,000	636	6,310	75,000
	Baritis Bao Yuan	Short-term investment	Open market transaction	No	1,743	20,000	33,930	395,000	18,549	215,127	215,000	127	17,124	200,000
	Cathay ChangLi	Short-term investment	Open market transaction	No	-	-	12,454	129,000	12,454	129,077	129,000	77	-	-
	Bonds:													
	EVA CB1	Long-term bond investment	Initial offering	Yes	-	-	-	500,000	-	-	-	-	-	500,000

Evergreen Marine Corporation and Subsidiaries

Table 8

Purchases from and Sales to Related Parties

Exceeding NT$100 Million or 20 Percent of the Paid-in Capital

For the Year Ended December 31, 2003

(Expressed in Thousands of Dollars)

Purchaser/Seller	Related party	Nature of relationship	Transaction				Different transaction terms		Notes/Accounts receivable/payable		Note
			Purchases / Sales	Amount	% of total purchases / sales	Credit term	Unit price	Credit term	Balance	% of total notes/accounts receivable/payable	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp.	Investee accounted for by equity method	Purchases	$983,205	2.66	30~60 days	-	-	$212,094	11.18	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	562,633	1.53	30~60 days	-	-	17,758	0.94	
	Evergreen International Corp.	Investee of the Company's major shareholder	Purchases	368,912	1.00	30~60 days	-	-	76,377	4.03	
	Greencompass Marine S. A.	Subsidiary of the Company	Purchases	668,586	1.81	30~60 days	-	-	-	-	
	Lloyd Triestino Di Navigazione S. P. A.	Investee of the Company's subsidiary	Purchases	1,157,906	3.14	30~60 days	-	-	-	-	
	Gaining Enterprise S. A.	Subsidiary of EITC accounted for by equity method	Purchases	2,057,678	5.58	30~60 days	-	-	-	-	
	Evergreen International Corp.	Investee of the Company's major shareholder	Sales	4,981,803	14.15	30~60 days	-	-	177,770	6.05	
Greencompass Marine S. A.	Evergreen Marine Corporation	Parent of the Company	Sales	USD19,482	1.17	30~60 days	-	-	-	-	

Evergreen Marine Corporation and Subsidiaries

Table 9

Receivables from Related Parties

Exceeding NT$100 Million or 20 Percent of the Paid-in Capital

December 31, 2003

(Expressed in Thousands of Dollars)

Creditor	Related party	Nature of relationship	Balance as of December 31, 2003	Turnover rate (No. of times)	Overdue receivables		Amount received subsequent to the balance sheet date	Allowance for bad debts
					Amount	Action taken		
Evergreen Marine Corporation	Evergreen International Corp.	Investee of the Company's major shareholder	Accounts receivable 177,770	55.72	$-	-	$145,980	$-
Peony Investment S. A.	Clove Holding Ltd.	Subsidiary of the Company	Long-term loan to an affiliate USD 28,185	-	-	-	-	-
	Evergreen Container Terminal (Thailand) Ltd.	Investee of the subsidiary accounted for by the equity method	Long-term loan to an affiliate USD 36,691	-	-	-	-	-
	Evergreen International S. A.	Major shareholder of the Company	Due from affiliates USD 10,000	-	-	-	-	-
Greencompass Marine S.A.	Peony Investment S. A.	Subsidiary of the Company	Due from parent USD 59,000	-	-	-	-	-
Clove Holding Ltd.	Peony Investment S. A.	Subsidiary of the Company	Due from parent USD 7,050	-	-	-	-	-

Evergreen Marine Corporation and Subsidiaries
Table 10
Information on Investee Companies
For the Year Ended December 31, 2003
(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Investee	Address	Main business	Initial investment amount		Shares held as of December 31, 2003			Net income (loss) of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	Ownership (%)	Carrying value			
Evergreen Marine Corporation	Peony Investment S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 376,500	4,765	100.00	$28,311,697	$5,826,605	$5,784,090	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Swei 4th Rd., Lingya Chiu, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	74,997	19,165	10,031	Subsidiary of the Company
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00	345,674	58,527	23,411	Investee accounted for by equity method
	Evergreen International Storage and Transport Corp.	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,250,154	560,696	207,208	Investee accounted for by equity method
	Evergreen Security Co., Ltd.	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	2,500	31.25	30,746	16,280	5,087	Investee accounted for by equity method
	EVA Airways Corp.	11F, No.376, Hsinnan Rd., Section 1, Lu Chu Country, Taoyuan County, Taiwan	International passenger and cargo transportation	8,069,973	8,067,781	614,072	22.30	8,522,302	1,396,182	340,598	Investee accounted for by equity method
	Taipei Port Container Terminal Corporation	6F-1, No.220, SongJiang Rd., Taipei, Taiwan	Distribution of containers, conduct for canvassing shipping business and cargo loading	160,000	-	16,000	20.00	155,720	(21,405)	(4,820)	Investee accounted for by equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries

Table 10 (Continued)

Information on Investee Companies

For the Year Ended December 31, 2003

(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Investee	Address	Main business	Initial investment amount		Shares held as of December 31, 2003			Net income (loss) of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	Ownership (%)	Carrying value			
Peony Investment S. A.	Greencompass Marine S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank , 2nd Floor, Panama	Marine transportation	USD 353,500	USD 283,500	3,535	100.00	USD 614,241	USD 85,470	USD 85,470	Subsidiary of the Company
	Vigor Enterprise S. A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank , 2nd Floor, Panama	Investment holding company	USD 8,000	USD 8,000	80	100.00	USD 5,771	(USD 1,483)	(USD 1,483)	Subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers , P. O. Box71, Road Town, Tortola, B.V.I.	Investment holding company	USD 10	USD 10	10	100.00	USD 32,868	USD 7,232	USD 7,232	Subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	97.50	USD 28,165	USD 642	USD 338	Subsidiary of the Company
	PT. Multi Bina Pura International	Jl Raya Cakung Cilincing, Rt. 002-05, Desa Rorotan P.O. Box6043 Jakarta 14260, Indonesia	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 5,204	68	95.00	USD 9,482	USD 531	USD 505	Subsidiary of the Company
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,121	USD 155	USD 62	Subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW1 2DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 61,259	USD 85,164	USD 43,434	Subsidiary of the Company
	Luanta Investment (NetherLands) N. V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 15,785	USD 15,785	-	50.00	USD 16,229	USD 305	USD 153	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong, Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 1,228	USD 1,767	USD 882	Investee company of Peony accounted for under equity method
	Balsam Investment (NetherLands) N. V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 85,097	USD 57,264	USD 28,059	Investee company of Peony accounted for under equity method
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, unloading, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 4,616	USD 697	USD 265	Investee of Peony accounted for by equity method
	Ningbo Victory Container Co., Ltd.	No.1 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading and unloading	USD 1,199	USD 1,199	-	40.00	USD 2,253	USD 1,988	USD 764	Investee of Peony accounted for by equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries
Table 10 (Continued)
Information on Investee Companies
For the Year Ended December 31, 2003
(Expressed in Thousands of Dollars/Thousand Shares)

Investor	Investee	Address	Main business	Initial investment amount		Shares held as of December 31, 2003			Net income (loss) of the investee	Investment gain (loss)	Note
				Ending balance	Beginning balance	No. of shares	Ownership (%)	Carrying value			
Peony Investment S. A.	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and discharging of containers	USD 10,154	USD 10,154	4,000	40.00	(USD 3,545)	USD 6,783	USD 2,713	Investee of Peony accounted for by equity method
	Evergreen Shipping (S) Pte Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 687	USD 679	USD 173	Investee of Peony accounted for by equity method
	Evergreen Star (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 229	196	25.50	USD 760	USD 2,619	USD 662	Investee of Peony accounted for by equity method
	Shanghai Jifa Logistics Co., Ltd.	7-8F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation , container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD -	-	21.06	USD 8,026	USD 2,571	USD 495	Investee of Peony accounted for by equity method
	PT. Evergreen Marine Indonesia	Gedung Price Waterhouse Coopers 9-10th Floors JL. H. R. Rasuna Said KAV. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD -	-	25.40	USD 384	USD 393	USD 100	Investee of Peony accounted for by equity method
	Colon Container Terminal S. A.	Coco Solo North, ADM, Building, Cono, Republic of Panama	Loading and discharging of containers	USD 31,045	USD 28,185	22,860	40.00	USD 42,224	USD 16,496	USD 6,582	Investee of Ample accounted for by equity method
Taiwan Terminal Services Co., Ltd.	Tai Hwa Checker Co., Ltd.	7F, NO. 177 Ssu Wei 4th Road, Kaohsiung, Taiwan	Shipping services	NTD 8,124	USD 8,124	-	70.00	NTD 19,352	NTD 12,646	NTD 8,835	Subsidiary of the Company

Evergreen Marine Corporation and Subsidiaries
Table 11
Investments in Mainland China
For the Year Ended December 31, 2003
(Expressed in Thousands of Dollars)

Investee companies in Mainland China	Main business	Paid-in capital	Beginning balance of cumulative investments in China	Year ended Dec. 31, 2003		Ending balance of cumulative investments in China	% of ownership	Investment gains (loss)	Book value of investments as of December 31, 2003	Cumulative amount of investment income remitted back to Taiwan
				Outward remittance	Inward remittance					
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB 271,565	USD 6,000	$-	$-	USD 6,000	21.06	USD 495	USD 8,026	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB 24,119	USD 1,018	-	-	USD 1,018	40.00	USD 764	USD 2,253	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB 92,500	USD 4,447	-	-	USD 4,447	40.00	USD 265	USD 4,616	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB 44,960	USD 3,134	-	-	USD 3,134	55.00	USD 62	USD 3,121	-
Shanghai Pao Long International Container Co., Ltd.	Manufacturing of dry cargo containers, container parts and other parts	RMB 59,617	USD 6,825	-	-	USD 6,825	65.00	(USD 1,373)	USD 3,877	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD 92,000	USD 6,304	-	-	HKD 6,304	6.85	-	HKD 6,304	-

Balance of cumulative investments in China as of Dec. 31, 2003	Amount approved by Investment Commission, MOEA	Quota of investments in China approved by Investment Commission, MOEA	
USD 21,424 HKD 6,304	1,136,062	Net worth under $5,000,000,000 (40%)	2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	6,057,417
			9,557,417

(Net worth of the Company: NT$40,287,083)